
13002825

ANNUAL REPORT 2012



ADVANCING REGIONAL COOPERATION AND INTEGRATION IN ASIA AND THE PACIFIC

ASIAN DEVELOPMENT BANK

ADB

ADB AT A GLANCE

WHO WE ARE



ADB is an international development finance institution owned by 67 members, 48 of which are from the Asia and Pacific region



Vision

An Asia and Pacific region free of poverty



Mission

To help its developing members reduce poverty and improve their living conditions and quality of life



Main partners

- Governments
- Private sector
- Nongovernment organizations
- Development agencies
- Community-based organizations
- Foundations



Main instruments

In pursuing its vision, ADB's main instruments comprise loans, technical assistance, grants, guarantees, equity investments, and policy dialogues. Although most lending is in the public sector—and to governments—ADB also provides direct assistance to private enterprises of developing countries through equity investments, guarantees, and loans. Its AAA credit rating helps mobilize funds for development.

OUR STRUCTURE

President
Haruhiko Kuroda

Headquarters
Manila, Philippines

Founded
1966

67 Members

48 Regional members

19 Nonregional members

31 Field offices

3,045 Total employees

ADB's ownership profile





JAPAN	15.6%
UNITED STATES	15.6%
PRC	6.4%
INDIA	6.3%
AUSTRALIA	5.8%
SHARES OF REMAINING 62 MEMBERS	50.3%

YEAR IN REVIEW

JANUARY

ADB President Haruhiko Kuroda discusses food, water, and climate change issues with world leaders at the World Economic Forum in Davos, Switzerland

The Asian Development Bank Institute (ADBI) is ranked the world's 10th best government-affiliated think tank

FEBRUARY

At ADB's first Financial Sector Forum, President Kuroda highlights the crucial role of a stable and resilient financial system in Asia

Accountability Mechanism improved so that people adversely affected by ADB projects can seek more effective remedy to their complaints

MARCH

More than 180 officials from 30 countries participate in an ADB conference in the People's Republic of China (PRC) on regional cooperation and integration

ADB and the Government of India sign three loan agreements totaling $826 million that will shore up India's power transmission systems

APRIL

The first *ASEAN+3 Bond Market Guide*, aimed at encouraging investment in the region's local currency bond markets, is published

Asian Development Outlook 2012 launched

ADB annual corporate performance scorecard, the *Development Effectiveness Review*, released

MAY

ADB Annual Meeting 2012 held in Manila gathers a record number of more than 5,000 delegates

Asian Development Fund secures $12.4 billion from members to help Asia's poorest

ADB to administer ASEAN Infrastructure Fund

Timor-Leste signs first-ever ADB loans for road network upgrades

JUNE

Over 800 participants from 55 countries attend the 7th Asia Clean Energy Forum at ADB headquarters

ADB receives US Treasury development impact award for the Afghanistan Telecom Development Project

Eight MDBs, including ADB, commit to provide $175 billion for sustainable transport in developing countries over the next 10 years

ASIA'S POVERTY CHALLENGE

Two-thirds of the world's poor live in Asia

850 million people lack access to safe drinking water

1.7 billion people live on less than $2 a day

Over 100 million children under 5 are underweight

2 billion people lack access to improved sanitation

1 child in 20 dies before reaching age 5

OUR STRATEGY

We are committed to reducing poverty through ...



Regional integration



Inclusive economic growth



Environmentally sustainable growth

What we promote

- Private sector development/ operations
- Good governance and capacity development
- Gender equity
- Knowledge solutions
- Partnerships

Key areas of operation

- Infrastructure
- Environment, including climate change
- Regional cooperation and integration
- Finance sector development
- Education

HOW WE HELPED IN 2012

ADB assistance totaled $21.57 billion

including $13.30 billion financed by ADB and $8.27 billion in cofinancing

ADB assistance by ...


REGIONAL
$0.48 billion
CENTRAL AND WEST ASIA
$6.28 billion
SOUTHEAST ASIA
$7.32 billion
REGION
PACIFIC
$0.22 billion
EAST ASIA
$2.24 billion
SOUTH ASIA
$5.03 billion


AGRICULTURE AND NATURAL RESOURCES
$1.30 billion
MULTISECTOR
$0.71 billion
EDUCATION
$0.31 billion
WATER SUPPLY AND OTHER MUNICIPAL INFRASTRUCTURE AND SERVICES
$1.36 billion
ENERGY
$4.91 billion
TRANSPORT AND INFORMATION AND COMMUNICATION TECHNOLOGY
$5.02 billion
SECTOR
PUBLIC SECTOR MANAGEMENT
$1.64 billion
FINANCE
$3.59 billion
INDUSTRY AND TRADE
$2.66 billion
HEALTH AND SOCIAL PROTECTION
$0.81 billion

JULY

ADB commits $1.2 billion in long-term support for Afghanistan

ADB approves an equity investment in a $625 million private equity fund focused exclusively on Philippine infrastructure projects—the largest and first of its kind in the country

AUGUST

Historic agreement facilitated by ADB opens overland transport route between the PRC and Viet Nam

ADB opens Cook Islands office and an Extended Office in Myanmar

President Kuroda speaks at APEC Finance Ministers' Meeting

SEPTEMBER

Greater Mekong Subregion marks 20 years of cooperation, achievement

New PPP Operational Plan to revolutionize the way ADB approaches project finance—favoring private sector partnerships ahead of sovereign projects

OCTOBER

ADB and the Government of Myanmar agree on an Interim Country Partnership Strategy that sets the stage for ADB's reengagement with the country

NOVEMBER

ADB's first Supply Chain Finance Program to help region's small businesses access capital that can help them grow

ADB actively participates in the 18th Conference of the Parties to the UN Framework Convention on Climate Change in Doha, Qatar, to draw attention to key issues facing the Asia and Pacific region

ADB provides $700 million to help end crippling power shortages in Bangladesh

DECEMBER

President Kuroda speaks at the 15th ADBI Annual Conference in Tokyo on regional cooperation and integration in Asia and the Pacific

ADB celebrates its 46th anniversary

CONTENTS

USB CONTENTS

ASIAN DEVELOPMENT BANK
MANILA

8 April 2013

Chairman of the Board of Governors
Asian Development Bank

Dear Mr. Chairman,

In accordance with Article 39 of the Articles of Agreement of the Asian Development Bank and Section 13 of its By-Laws, I hereby submit to the Board of Governors, on behalf of the Board of Directors, *Annual Report 2012*, which includes the activities of the Special Funds. *Annual Report 2012* also includes the financial statements prescribed in Section 15 of the By-Laws.

Sincerely,



Bindu N. Lohani
Ranking Vice-President and Acting Chairman
of the Board of Directors



Download the *Annual Report 2012* at www.adb.org/ar2012, or directly to your mobile or tablet device by using the QR code.

ANNUAL REPORT 2012

ADB

ASIAN DEVELOPMENT BANK

MESSAGE FROM THE PRESIDENT



Asia is now the growth engine of the global economy. Despite well-publicized troubles elsewhere, the region's economic fundamentals remain strong. Its rise is also one of the world's most successful development stories. As a whole, the Asia and Pacific region has already achieved its 2015 Millennium Development Goals for reducing gender disparities in education, containing HIV and tuberculosis, and increasing access to safe drinking water.

The Asian Development Bank (ADB) aspires to help create a better life, a better world, for the poor and disadvantaged of Asia and the Pacific. Yet in spite of the region's good progress, much work remains to be done.

Sixty-one percent of the world's slum dwellers now live in Asia, where some 828 million people struggle on less than $1.25 a day. Environmental degradation has become so widespread that half a million Asians die each year because of pollution. Growth has been accompanied by food insecurity, depletion of natural resources, and rising inequality.

In the past 2 decades, the drivers of Asia's economic success, such as new technology, globalization, and market-oriented reforms, have served to create disparities within and between Asian countries. In some countries, the richest 1% of households account for close to 10% of total consumption.

Confronting this rising inequality is a complex challenge. The widening gap is not only in income. Inequality of opportunity and access to public services is also prevalent, and a crucial factor in widening income inequality.

As world growth patterns shift and demand for Asian exports weakens in the traditional markets of the United States and Europe, it is more important than ever for economies in the region to rebalance their growth models, diversify, build regional demand, and increase the collective purchasing power of their people. Regional cooperation and integration, the process by which national economies become more interconnected regionally, can play an important role in narrowing the income and opportunity gaps and lifting people from extreme poverty.

That is why cross-border cooperation and economic integration is a key part of ADB's long-term Strategy 2020. With ADB support, the subregions of Asia and the Pacific are becoming increasingly interconnected through transport, energy, and telecommunications networks, and policy reforms that facilitate trade and investment. The reopening of Myanmar in 2012 presents a tremendous opportunity for further pan-Asian integration.

ADB's operational agenda is directed at assisting the region to address many other critical challenges. For example, we aim to help policy makers balance economic expansion with more inclusive policies, because inequality of opportunity not only can dampen the poverty reduction effect of growth but make even strong growth unsustainable.

We support developing member countries in giving the poor and disadvantaged access to health care, education, and job opportunities so they can contribute to and benefit from growth. We are also addressing food security and issues relating to climate change, as they have the greatest impact on the poor.

As environmental damage accompanying Asia's rapid economic expansion worsens, it is clear that the current growth path is not sustainable. We therefore seek to embrace environmentally sound, sustainable policies that maintain our region's growth potential now and for the future. Promoting gender equity is another key goal. If the talents and economic potential of women are not harnessed, Asia's poverty reduction goals will not be met.

To meet the ever-growing demand for assistance, ADB's operations in 2012 totaled $21.57 billion. Of this amount, $13.30 billion was financed by ADB and Special Funds, and $8.27 billion by cofinancing partners. Meanwhile, ADB's cofinancing operations continue to extend the impact of our development assistance.

ADB assistance is especially critical to help poorer member countries achieve their development needs. We are grateful to our

donor-shareholders for their 2012 commitments to the Asian Development Fund. The generous replenishment of SDR7.9 billion ($12.4 billion)—an increase of 11.1% (9.5% in US dollar terms) over the previous replenishment—will help us fully implement our long-term strategy to help Asia's poorest.

The region has huge development investment needs. We estimate that emerging Asia will need $8 trillion in infrastructure finance through 2020 to support current levels of economic growth. Most of this will have to come from the private sector, and we have more clearly defined our financing role, seeking to leverage resources with greater efficiency through cofinancing, public–private partnerships, and private sector involvement. Moreover, we have increased the effectiveness of the financial instruments at our disposal by linking them to the dissemination of knowledge.

We must strengthen these directions by adjusting our traditional lending role to offer a full Finance++ menu (finance plus leverage plus knowledge).

By continuing to grow sustainably and inclusively while seeking new ways to work in collaboration, Asia and the Pacific can reduce poverty and contribute to worldwide prosperity and stability. With our shareholders and partners, we look forward to redoubling our efforts to ensure that this becomes a reality.



Haruhiko Kuroda
President and Chairman
Board of Directors









Management Team
From top left: (Vice-Presidents) Bindu N. Lohani, Xiaoyu Zhao, Lakshmi Venkatachalam, Stephen P. Groff, Thierry de Longuemar; *(Managing Director General)* Rajat M. Nag; *(The Secretary)* Robert L. T. Dawson

BOARD OF DIRECTORS



The Board of Directors is responsible for the overall direction of ADB operations, including the approval of policies, loans, grants, and guarantees. As their representative, the Board plays a vital role in ensuring that ADB's shareholders guidance is implemented.

In its ongoing efforts to ensure ADB remains an effective and dynamic development partner for developing member countries (DMCs), the Board initiates changes and reforms within ADB and in its operations to address and respond to the challenges facing Asia and the Pacific.

For ADB to provide assistance to its DMCs effectively, it must optimize the management of its financial resources. To this end, the Board analyzes ADB's annual financial statements, budget and borrowing program, work program and budget framework, and the salaries and benefits of staff. It approves the ADB budget and submits the accounts for each financial year for the approval of the Board of Governors at each annual meeting.

The Board's work is supported by six committees: Audit, Budget Review, Compliance Review, Development Effectiveness, Ethics, and Human Resources.

The Board meets as often as the business of ADB requires. In 2012, it held 48 formal meetings and 27 informal seminars. Together with ADB Management, it participated in a 1-day retreat in October to discuss knowledge management, ADB's role in the middle-income countries, and the future role of the Asian Development Fund (ADF).

Members of the Board make several trips around the region annually to get firsthand views of ADB projects, operations, technical assistance, and policy dialogues, and to meet with senior government officials, development partners, private sector leaders, and other stakeholders. This year, a group visited Vanuatu and Tuvalu from 29 May to 7 June. Another group visited Indonesia from 24 to 30 September, and a third group visited Pakistan and Sri Lanka from 17 to 29 October.

In December, the Board appointed a new vice-president in charge of administration and corporate management.

From left to right: (front row, Directors) Micheline Aucoin; Anthony Baker; Jérôme Destombes; Gaudencio Hernandez, Jr.; Ashok K. Lahiri; Robert M. Orr; Kazuhiko Koguchi; Maurin Sitorus; Yeo Kwon Yoon; Maliami bin Hamad; Mario Sander; Zhongjing Wang; *(back row, Alternate Directors)* Christina Wedekull, Andrew Collins, René Legrand, Siraj S. Shamsuddin, Bounleua Sinxayvolavong, Maureen Grewe, Hideo Fukushima, C.J. (Stan) Vandersyp, Wilson Kamit, Khin Khin Lwin, Guoqi Wu. *Not pictured:* Alternate Director Richard Edwards.

2012 Highlights

The Board of Directors continued to oversee the implementation of Strategy 2020—ADB's paramount strategic framework to guide all its operations to 2020—as it deliberated and took decisions to improve ADB's responsiveness, development effectiveness, and accountability.

In response to ongoing major reforms by the Government of Myanmar toward a democratic system and market-based economy, the Board endorsed an interim country partnership strategy that aims to help ensure the country follows a path of inclusive and sustainable growth. The Board provided guidance to ADB Management as it worked with the government, the private sector, and other development partners to formulate the partnership strategy for development and poverty reduction in Myanmar, where ADB has had no operations since 1988.

The objective of the interim strategy is to develop a comprehensive strategy that will allow Myanmar, one of the poorest countries in the world, to share in the region's dynamic economic growth and integrate more closely with the region.

To continue assisting the poorest and most vulnerable countries in the region, Board members attended the donors' meeting on the 10th replenishment of the ADF (ADF XI) held in Manila in March. The meeting, the last of a series of three that began in 2011, concluded with donors agreeing to a $12.4 billion replenishment of the ADF. The replenishment covers ADF XI operations from 2013 to 2016 and represents an increase of 9.5% in US dollar terms from the fund's previous ADF X 4-year period.

In June, the Board adopted the ADF XI Donors' Report, which contains the main understanding and recommendations reached at the replenishment meetings, and agreed to submit it along with the Board of Directors' Report to the Board of Governors for consideration. ADF XI included intensive discussion and consultation about the need to establish the Disaster Response Facility (DRF) for ADF countries, which are particularly vulnerable to natural disasters that can undo development gains and threaten their ability to reduce poverty. Donors and ADB agreed to pilot the DRF from 2013 to 2016 to help these countries respond effectively and quickly to natural disasters. In line with the objective of Strategy 2020 to mainstream disaster risk management and reduction, and provide early and medium-term disaster responses, the Board approved the piloting of the DRF, with effect from 1 January 2013.

Strategy 2020 acknowledges the importance of accountability, participation, and transparency in ADB's operations and activities. To further enhance ADB's accountability, the Board approved the revisions to the Accountability Mechanism Policy that were proposed in the 2-year Board–Management review of the policy. The changes are expected to improve the accessibility, credibility, efficiency, and effectiveness of the mechanism, which was established in 2003 to give people affected by ADB-assisted projects a forum to seek solutions to problems and report any alleged ADB noncompliance with its operational policies and procedures.

Strengthening ADB's commitment to transparency and inclusion, the Board appointed three transparency experts to the Independent Appeals Panel that was established under the revised Public Communications Policy. The new policy, which became effective in May, refines disclosure requirements for ADB documents.

To support ADB's shift toward greater development effectiveness, the Board discussed and suggested factors to consider during the comprehensive review of ADB's results framework. The framework is a performance management tool adopted in 2008 to help ADB monitor and improve its business to achieve the goals of Strategy 2020. ADB expects to adopt the revised results framework in early 2013.

The Board also discussed and noted the Work Program and Budget Framework 2013–2015, a 3-year rolling operational plan to achieve ADB's strategic objectives, as set out in Strategy 2020.

The Board provided guidance on the proposed piloting of an ADB results-based financing modality that would support government-owned sector programs and link disbursements directly with the achievement of program results. The Board will review the policy paper in 2013.

A country partnership strategy (CPS) describes ADB's strategic approach in a country, aligned with both the country's development strategy and the corporate strategic priorities of ADB. The CPS identifies operational areas from Strategy 2020 within the framework of a government's national development plan. In 2012, the Board endorsed seven CPSs: the People's Republic of China, Indonesia, Kazakhstan, Mongolia, Solomon Islands, Uzbekistan, and Viet Nam.

In 2012, total approvals by the Board, including loans, grants, equity investments, guarantees, the Supply Chain Finance Program, and technical assistance, totaled $13.30 billion. Cofinancing of ADB operations totaled $8.27 billion. The Board also approved seven multitranche financing facilities totaling $2.73 billion.

FINANCIAL REPORT CARD

Summary of Financial Operations

In 2012, ADB's operations totaled $21.57 billion, of which $13.30 billion was financed by ADB (ordinary capital resources [OCR] and Special Funds Resources) and $8.27 billion by cofinancing partners. Sovereign operations, including official and technical assistance cofinancing, totaled $13.61 billion. Nonsovereign operations, including cofinancing, totaled $7.96 billion.

Disbursements totaled $8.59 billion, an increase of $326 million (3.95%) from 2011.

($ million)	2008	2009	2010	2011	2012
Sovereign	**10,344**	**16,911**	**14,813**	**15,396**	**13,609**
Loans	8,602	12,778	10,410	11,005	10,611
Equity Investments	–	–	–	150	–
Grants[a]	707	924	952	614	697
Guarantees	–	–	200	–	–
Technical Assistance	188	191	171	138	146
Direct Value-Added Cofinancing[b]	846	3,019	3,081	3,489	2,155
Official Cofinancing	766	2,958	2,933	3,279	2,009
Technical Assistance Cofinancing	80	61	148	210	146
Nonsovereign	**1,830**	**3,477**	**4,122**	**6,319**	**7,962**
Loans	1,297	438	1,035	1,600	1,107[c]
Equity Investments	103	220	235	89	131
Guarantees	–	–	500	417	403
Supply Chain Finance[d]	–	–	–	–	200
Trade Finance Program	–	850	–	–	–
Technical Assistance	1	12	2	9	5
Direct Value-Added Cofinancing[b]	429	1,957	2,350	4,205	6,117
Official Cofinancing	–	–	–	–	19
Commercial Cofinancing	425	1,956	2,349	4,204	6,097
B Loans	425	276	320	200	200[e]
Parallel Loans	–	417	479	1,623	3,341
Trade Finance Program Cofinancing	–	1,263	1,549	2,381	2,344
Guarantee Cofinancing[f]	–	–	–	–	87
Risk Transfer[g]	–	–	–	–	126
Technical Assistance Cofinancing	4	1	1	1	0
TOTAL	**12,174**	**20,389**	**18,935**	**21,716**	**21,571**

- = nil, 0 = less than $50,000.
Note: Totals may not add up because of rounding.
[a] Refer to investment grants.
[b] In 2011, the definition of direct value-added (DVA) commercial cofinancing was clarified by providing detailed criteria for qualification of DVA cofinancing. The figures for 2009–2012 reflect the new definition.
[c] Includes $35 million investment in debt securities.
[d] Supply Chain Finance is a program that provides guarantees and debt financing (both without government guarantee) through partner financial institutions to support payments throughout the supply chain.
[e] Includes a local currency complementary loan of $100 million.
[f] For loans provided by third parties and not fully guaranteed by ADB, such as partial credit guarantees or partial risk guarantees, the portion of loans that is not guaranteed by ADB is considered as net DVA cofinancing and reported in the year of signing the guarantee agreements.
[g] This refers to the amount of ordinary capital resources allocation relief as a result of risk transfer arrangements, whereby a third party assumes risk under a guarantee or loan provided by ADB. The amount of allocation relief depends on the risk rating and nature of the counterparty.

Approvals by Financing Source, 2012



Financing Source	$ million
Ordinary Capital Resources	10,136
Special Funds Resources	3,164
Direct Value-Added Cofinancing	8,272

Total Disbursements, 2008–2012 ($ million)



12,000
10,000
8,000
6,000
4,000
2,000
$ million
8,822
10,581
7,976
8,266
8,592
2008
2009
2010
2011
2012

Available Resources

Authorized and subscribed capital stock amounted to $163.5 billion and $163.1 billion, respectively. Other resources in OCR in the form of revenue and net realized gains amounted to $1.4 billion, of which $770.5 million was generated from the loan portfolio, $407.0 million from the investment portfolio, and $182.9 million from equity investment and other sources. Resources in the form of contributions and revenue in ADB's Special Funds totaled about $0.6 billion. These included the Asian Development Fund of $0.6 billion, Technical Assistance Special Fund of $47.6 million, Japan Special Fund of $0.2 million, Asian Development Bank Institute of $19.0 million, Pakistan Earthquake Fund of $0.4 million, and Climate Change Fund of $0.1 million.

ADB also raised $13.2 billion in medium- and long-term funds through public bond issues and private placements in eight currencies. Public offerings amounted to $9.0 billion and private placements totaled $4.2 billion. Of the public offerings, $5.25 billion was raised through three US dollar global benchmarks, the remainder through issuance across various markets, including Australian dollar, Brazilian real, New Zealand dollar, Norwegian krone, and pound sterling. Among its private placement offerings, ADB continued to issue thematic bonds, raising $263 million in water bonds and $343 million in clean energy bonds, bringing the cumulative thematic bonds issuance to date to about $1.5 billion equivalent. In addition, ADB raised $5.7 billion equivalent in short-term borrowings through its Euro-Commercial Paper (ECP) Program. At the end of 2012, only $1.8 billion of ECP borrowings were outstanding. ADB also continued to pursue its objective to contribute to the development of local bond markets and provide the appropriate local currency financing for its borrowers. In 2012, ADB's Treasury Department created the Treasury Client Solutions Unit to allow it to be more responsive to client needs in relation to prudent financial management and local currency capabilities.

($ million)	2008	2009	2010	2011	2012
Ordinary Capital Resources					
Authorized Capital	54,890	166,179	163,843	163,336	163,512
Subscribed Capital	54,890	60,751	143,950	162,487	163,129
Paid-in Capital and Reserves	15,269	15,176[a]	15,878	16,534	16,420
Outstanding Debt	35,672	42,063[b]	51,822	58,257	64,279
Asian Development Fund	33,479	31,973[c]	32,651	33,055	33,346

[a] Includes reclassification relating to Due from Members of $142.2 million as of 31 December 2009 from Assets to Capital and Reserves under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital.

[b] From 2009 onward, amount includes unamortized discounts/premiums, transition adjustment, translation adjustment, and Accounting Standards Codification 815 adjustment on swapped borrowings.

[c] Includes reclassification relating to Due from Contributors of $2,185.6 million as of 31 December 2009 from Assets to Fund Balances under Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Contribution.

Operating Income (Ordinary Capital Resources), 2008–2012 ($ million)


800
700
600
500
400
300
200
100
0
$ million
700
420
548
587
465
2008
2009
2010
2011
2012

Borrowings (Ordinary Capital Resources), 2008–2012 ($ million)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
$ million
9,372
10,359
14,940
14,446
15,067
2008
2009
2010
2011
2012

RESPONDING TO THE NEEDS OF ASIA AND THE PACIFIC

The year 2012 was one of continued difficulty in the world economy as the United States recovery remained weak and the euro area fell back into recession. Against this backdrop, growth in developing Asia and the Pacific slowed from 7.3% in 2011 to 6.1% in 2012. Nevertheless, Asia continued to show resilience and to lead global growth.

Developing Asia today accounts for one-third of global output and contributes to more than half of global economic growth. Asia's rapid growth in recent decades has led to a spectacular decline in income poverty in the region, yet it remains home to two-thirds of the world's poor. According to the most recent data, more than 800 million Asians still live on less than $1.25 a day and about 1.7 billion survive on less than $2 a day. Poverty reduction remains an unfinished agenda.

In addition, the region is confronting the challenge of rapidly rising inequality. The gap between Asia's rich and poor has widened significantly in the past 2 decades. In many countries, the richest 1% of households account for close to 10% of total consumption, and the top 5% account for more than 20%. The Gini coefficient, a measure of inequality, has increased from 39 to 46 in developing Asian countries.

The gap is not only in incomes but also in access to basic social services. For example, school-age children from households in the poorest income quintile are up to five times as likely not to be enrolled in primary and secondary school as their peers in the richest quintile. Infant mortality rates among the poorest households are 10 times higher than the rates among affluent households.

The region's environment also faces serious threats. As countries in developing Asia continue to grow, their increasing energy demand and rising carbon emissions are straining an already fragile environment. Demographic changes and rapid urbanization have serious implications for development in the region. Difficult choices are looming at the nexus of the food, water, and energy sectors, particularly as agriculture and energy compete for declining water resources.

Asia must continue to grow, but in ways that are more inclusive and sustainable. To help lagging countries share in the region's development and rebalance and sustain regional and global growth, Asian economies must deepen integration. This process is already occurring and gaining momentum through enhanced cooperation between governments, firms, and people. There is huge potential for improved trade, infrastructure, and financial links between subregions such as South Asia and Southeast Asia, particularly following the opening up of Myanmar, as well as for South–South cooperation between Asia and Latin America and Africa.

To help its developing member countries (DMCs) meet the challenges, in 2012, ADB continued to focus on Strategy 2020's three development agendas of inclusive growth, environmentally sustainable growth, and regional integration. Operations were concentrated in five core areas: infrastructure, environment, regional cooperation and integration, finance sector development, and education. In other areas, such as health, agriculture, and disaster and emergency, ADB maintained selective operations in close partnership with other agencies.

To help address the challenges facing ADB's poorest DMCs and despite difficulties in traditional donor countries, Asian Development Fund (ADF) donors agreed to a successful replenishment. The $12.4 billion ADF XI replenishment in 2012 represents an increase of 9.5% in US dollar terms over the previous replenishment. ADF XI will provide critical financial support to fight poverty in ADF recipient countries over the period 2013–2016.

Ensuring the Poor Are Not Left Behind

While continued growth for Asia remains essential for poverty reduction, the pattern and quality of growth are equally critical. Strategy 2020 emphasizes inclusive growth to help ensure that the poor and disadvantaged are not left behind.

Since 2007, ADB has worked with DMC governments to help strengthen their capability for diagnosing and analyzing constraints to


Outlook
2012

Asia's rapid growth is causing a widening gap between rich and poor that threatens to undermine the region's pace of progress. ADB's Asian Development Outlook 2012: Confronting Rising Inequality in Asia, *published in April, explores how to confront swelling income disparities and suggests fiscal policy measures, interventions to address challenges in lagging regions, and priorities for more employment-friendly growth. Download at adb.org/publications*



AFP

Highway to Regional Trade

Route 9, which runs between Savannakhet Province in the eastern Lao People's Democratic Republic (Lao PDR) and Viet Nam, was once a potholed impediment to trade. But a new all-weather road project, cofinanced by ADB and the Government of the Lao PDR, has reduced travel time to 3 hours from 9 hours, bringing a flood of investment to Savannakhet and benefiting local businesses. The newly paved Route 9 is providing opportunities beyond agriculture in the form of restaurants, guesthouses, hotels, and shops on an increasingly busy conduit for regional trade.

inclusive growth. These country diagnostic studies helped determine the choice and sequencing of the assistance program in relation to government priorities, ADB's comparative advantage and resources, and the interventions of other development partners. In 2012, country diagnostic studies were completed for Indonesia and Papua New Guinea, and similar studies were initiated for Bhutan, Cambodia, the Maldives, and Thailand. ADB's country partnership strategies (CPSs) increasingly emphasize the importance of inclusive growth.

ADB has initiated measures to strengthen the monitoring of inclusive growth in its operations. The ongoing review of its Results Framework has proposed several indicators to effectively capture ADB's contribution to inclusive growth. (See Chapter 4, *Delivering an Effective Organization,* on page 42.)

Inclusive growth has three interrelated pillars under Strategy 2020. First, high, sustainable growth is needed to create and expand economic opportunities. Second, broader access to these opportunities is required to ensure that members of society can participate in and benefit from growth. Third, social protection systems must be strengthened to prevent extreme deprivation.

Pillar 1: Creating and Expanding Economic Opportunities

Asia's experience has shown that sustained economic growth is the most effective way to end widespread poverty. But no country has sustained economic growth without significant investments in infrastructure and human capital. Better transport, a skilled workforce, and more reliable energy infrastructure are vital for the production of goods and services. A stable finance sector and sound regulatory regimes are also crucial to enable greater private sector participation to help drive growth.

Transport. Extensive, efficient infrastructure services are essential drivers of economic growth and sustainable poverty reduction. ADB's support in the transport sector focused on facilitating trade, reducing business costs, and creating economic opportunities and jobs. In the People's Republic of China (PRC), an urban infrastructure improvement project in Fuzhou, Jiangxi, will finance the creation of a 12.2-kilometer (km) bus rapid transit system, an urban transport hub at the new Jiangxi Fuzhou Railway Station, river rehabilitation and greenway development, and construction of station access roads.

Additional financing for a roads improvement project in the Indian state of Bihar will scale up the highway upgrading component of the original project from 356 km to 610 km, optimizing access to the state highway network. A state road sector project in Chhattisgarh will upgrade about 916 km of state roads to better connect rural areas to the national highway network and improve linkages with markets and job opportunities. ADB also supported the development of the north–south railway line to help improve accessibility and trade between Turkmenistan and its neighboring countries. Along with support for institutional capacity, the project's key outputs include signaling, power supply and telecommunications systems, and installation of maintenance and safety equipment.

Energy. Energy investments improve productivity and competitiveness. A power system expansion and efficiency improvement program in Bangladesh will help to increase energy security for increased productivity and competitiveness through new investments in power generation, transmission, and distribution. A solar energy project in Bangchak will help to accelerate and expand

PROMOTING RESILIENCE THROUGH COOPERATION AND INTEGRATION

Regional cooperation and integration (RCI) is vital to promote economic opportunities and resilience throughout the region, and to address challenges transcending national borders. ADB plays an active role as catalyst, coordinator, and knowledge leader of RCI in Asia and the Pacific. Strategy 2020 envisaged that at least 30% of ADB operations would promote RCI by 2020, and ADB has exceeded the interim target of 15% for 2012. Given the diversity of the region, most RCI activities take place at subregional level.

Notable successes were achieved in 2012. The ASEAN Infrastructure Fund (AIF), in which ADB serves as shareholder, cofinancier, and administrator, is now operational with the entire $167 million in tranche 1 equity contributions (including ADB) having been received. The AIF, which is expected to begin lending activities in 2013, was legally incorporated in 2012 in Labuan, Malaysia, and held its first Board of Directors' meeting in May. The Eleventh Ministerial Conference of the Central Asia Regional Economic Cooperation (CAREC), held in Wuhan, People's Republic of China (PRC) in October, endorsed an action plan that charts CAREC's operational priorities in the next 5 years. The South Asia Subregional Economic Cooperation working groups in energy, trade facilitation, and transport are preparing and implementing priority subregional projects amounting to $4 billion. Cooperation between the PRC and Mongolia was strengthened by expanding the customs control pilot to more border crossing points.

The PRC Poverty Reduction and Regional Cooperation Fund was replenished by $20 million in March. The PRC government approved $2.2 million to finance five technical assistance projects in 2012 bringing total support to $21 million for 46 RCI projects. The fund has made notable contributions to RCI and poverty reduction, primarily by supporting capacity building and knowledge sharing.

The Japan Fund for Poverty Reduction (JFPR) is committed to expanding trade and promoting economic growth mainly through the improvement of customs-related procedures. In 2012, it approved two technical assistance grants in the Greater Mekong Subregion (GMS) and the Indonesia–Malaysia–Thailand Growth Triangle. Japan has committed up to $25 million to the JFPR for trade facilitation in developing member countries (DMCs) from 2011 to 2015.

The Pacific Private Sector Development Initiative continued to support the regional implementation of secured transactions reforms, which will facilitate access to finance and improve the business environment. The reforms are at various stages of implementation in eight countries in the Pacific. A new Secured Transactions Act in Palau and two amendment laws for secured transactions and business licensing reforms in Tonga were passed in 2012.

A conference in Kunming, PRC, in March enabled DMCs, ADB, and development partners—including the private sector—to share experiences in implementing RCI initiatives. Shaping the Future of Asia and the Pacific–Latin America and Caribbean Relationship, a combined work of ADB, the Asian Development Bank Institute, and the Inter-American Development Bank, was launched at ADB's Annual Meeting to facilitate intra-regional South–South cooperation. The first ASEAN, PRC, Japan, and the Republic of Korea (ASEAN+3) bond market guide was published to help establish common understanding of how regional markets operate.

Physical connectivity is the bedrock of regional integration. In 2012, ADB invested over $2.4 billion in cross-border transport, energy, telecommunications, and other infrastructure to increase subregional connectivity. In East Asia, ADB supported the accelerated construction of CAREC Corridor 4 to link Mongolia with the PRC and the Russian Federation. In Central Asia, it completed a regional power master plan that identifies power generation and transmission needs in Kazakhstan, the Kyrgyz Republic, Tajikistan, and Uzbekistan and addresses the technical arrangements for interconnection of the Afghanistan power system to the Central Asian Power System. In transport, improvements in CAREC corridors since 2008 have exceeded targets for 2012. ADB approved $263 million in loans and grants to support subregional road, airport, and border-crossing point projects; trade facilitation; and capacity building in South Asia.



20 YEARS OF GMS

The Greater Mekong Subregion (GMS) Economic Cooperation Program celebrated 20 years of existence in 2012. Since 1992, the countries of the subregion—Cambodia, the People's Republic of China, the Lao People's Democratic Republic, Myanmar, Thailand, and Viet Nam—have actively participated in the GMS. The GMS Economic Cooperation Program, which helps member countries increase connectivity, improved competitiveness, and a greater sense of community (the 3Cs), is regarded as a model for regional partnerships in Asia and the Pacific.

ADB plays a multifaceted role as financier, provider of technical and advisory support, secretariat and coordinator, honest broker supporting subregional dialogue, and catalyst for reaching consensus on common issues. At the end of 2012, ADB, development partners, and GMS countries' governments had invested $15.5 billion in GMS projects, and recorded many successes.

Increased connectivity and integration under GMS have contributed to improvements in the economic performance of countries in the subregion, where growth has averaged close to 8% per year in the past 2 decades, one of the fastest rates in the world. The high growth rate has helped reduce poverty levels. The openness ratio—the ratio of total trade to gross domestic product at current prices—has increased dramatically in almost all GMS countries.

Although it accounts for only 6% of total GMS trade, growth in intra-GMS trade has been dramatic at 22% per year between 2000 and 2009. Foreign direct investment levels have increased more than tenfold in most GMS countries. Growth has been helped by improved infrastructure, with road density (kilometers of road relative to land area), for example, more than doubling in some countries.

The GMS will be guided in its third decade (2012–2022) by a new Strategic Framework, endorsed by the GMS Summit in Myanmar in 2011.


GMS: A PRODUCTIVE, EVOLVING PARTNERSHIP
CAMBODIA
PEOPLE'S REPUBLIC OF CHINA (Yunnan Province, Guangxi Zhuang Autonomous Region)
LAO PEOPLE'S DEMOCRATIC REPUBLIC
MYANMAR
THAILAND
VIET NAM
Combined Population 326 million
Combined Area 2.6 million square kilometers
1992
First GMS Ministerial Meeting convenes in Manila; endorses the Framework for GMS Cooperation
1994
ADB approves first GMS projects—Yunnan Expressway (the PRC) and the Theun-Hinboun Hydropower Project (the Lao PDR)
1996
Telecommunications becomes another sector of GMS cooperation
1999
Cross Border Transport Agreement is signed by three countries—the Lao PDR, Thailand, and Viet Nam
2002
First GMS Summit of Leaders endorses first GMS Strategic Framework (2002–2012) and launches Phnom Penh Plan for Development Management
2003
All six GMS countries ratify the GMS Cross Border Transport Agreement
2005
First GMS Environment Ministers' Meeting (Shanghai) endorses the Core Environment Program
2005
The 2nd GMS Summit of Leaders (Kunming) launches the Biodiversity Conservation Corridor Initiative
2006
The Mekong Tourism Coordinating Office is established in Bangkok
2008
Economic Corridors Forum (ECF) is established
2011
The 4th GMS Summit endorses new GMS Strategic Framework 2012–2022 and new sector programs—tourism, environment, agriculture
2012
GMS Program celebrates its 20th anniversary
RESULTS
Economic growth averages over 6% in recent years
Foreign direct investment inflows grow tenfold
Annual tourist arrivals more than double from 1995 to 2009
Export volumes grow to 10 times the levels they were at in the early 1990s, with intra-regional trade about 24 times bigger
Real per capita incomes more than triple



AFP

Breaking with Tradition in Nepal

An ADB-supported skills-for-employment program is helping disadvantaged women in Nepal build careers in occupations once reserved for men. The project, supported by a $20 million ADB loan, has enabled a number of institutions to provide training and skills development for women, members of the marginalized Dalit caste, and other disadvantaged people. It was designed to ensure at least 50% of trainees are women and 25% are Dalit. About 61,000 people will have completed training by the end of the project.

private investments in clean energy infrastructure in Thailand. In the Kyrgyz Republic, a power sector rehabilitation project will help improve energy supply by increasing the reliability of national and regional power systems.

Training and Education. Investment in technical and vocational education and training (TVET) and tertiary and higher education will help expand economic opportunities by addressing the growing demand for better and more relevant labor market skills. ADB initiatives in this area included ongoing support for TVET in the Kyrgyz Republic, tertiary-level skills development in Indonesia, and greater opportunities for higher education through information and communication technology and distance learning in the South Pacific. A major ADB study, Higher Education in Dynamic Asia, led to the publication of eight monographs dealing with crucial issues concerning higher education. ADB also published a book on skills for inclusive and sustainable growth in the region, and hosted an international skills forum.

Finance Sector. Support for the finance sector will help develop sounder and more efficient financial markets to encourage longer-term investments in infrastructure and growth. ADB is helping the Kyrgyz Republic, Indonesia, and Viet Nam to improve the environment for finance sector development. In the Kyrgyz Republic, ADB is providing policy, capacity-building, and advisory support, and a small and medium-sized enterprise (SME) facility. In Indonesia, ADB is helping to strengthen regulatory oversight, deepen the capital market, and increase long-term savings through a broadened investor base. In Viet Nam, a robust microfinance sector is being promoted through an improved policy and regulatory environment. Ongoing support is also being provided for the ASEAN+3 Bond Market Forum, which includes support to harmonize bond standards and market practices.

Private Sector Development. ADB recognizes the importance of the private sector in generating greater economic growth and expanding economic opportunities. In 2012, initiatives included policy reforms to improve the enabling environment for the private sector in the Kyrgyz Republic, Mongolia, Palau, Samoa, and Timor-Leste, and support for public–private partnerships (PPPs) in Bangladesh, the Kyrgyz Republic, and Viet Nam. ADB's private sector operations in 2012 also included investments to help develop the commercial banking sector in the Kyrgyz Republic and the housing finance market in Sri Lanka. Equity investments were provided in the Philippines for infrastructure upgrading. A full discussion on ADB's work in the private sector in 2012 is provided in Chapter 3.

Pillar 2: Broadening Access

Access to economic opportunities, including jobs, must be made more inclusive to ensure that all can participate in and benefit from growth. This requires improvements in and expansion of basic services and infrastructure. Microfinance and small enterprise development is needed to provide greater livelihood and job opportunities, and agricultural support is important to ensure food security. Inclusive access also requires support for reforms that promote the participation of disadvantaged and excluded groups, including women.

Basic and secondary education is needed to break the cycle of poverty and broaden access to economic opportunities. ADB continues to support higher-quality and greater access

to basic and secondary education. In Cambodia, it supported reforms to reduce dropout school rates and enable children from remote areas to attend secondary school. In the Philippines, ADB is helping to build new preschool classrooms in impoverished rural communities.

Health is vital to development, productivity, and social inclusion. In 2012, ADB expanded operations in the hospital sector in Mongolia and in urban health services in Bangladesh; supported the prevention of HIV/AIDS and communicable diseases for migrants and remote populations in border areas of the PRC (Yunnan), the Lao People's Democratic Republic (Lao PDR), Myanmar, the Philippines, and Viet Nam; and continued to build regional capacity for engaging the private sector, including support for PPPs. ADB also conducted a regional PPP Health Conference, produced health-related studies, and engaged in policy dialogue on a number of health issues in Southeast Asia.

Improved **infrastructure** is needed to enable greater access to basic services, including connecting people to markets, mitigating against health-related risks, and creating opportunities for the poor, all of which promote inclusive growth. ADB's infrastructure investments continue to emphasize socially inclusive design. For example, ADB links transport projects with HIV/AIDS initiatives and labor schemes and addresses social dimensions of increased connectivity, particularly for regional cooperation.

In the **transport** sector, ADB supports expanded networks to improve access in both rural and urban areas. For example, an investment program in India to improve rural connectivity will create about 9,000 km of all-weather roads, connecting about 4,200 remote communities to markets and services. A sustainable urban transport project in Bangladesh will develop a 20-km bus rapid transit corridor, providing affordable access to 100,000 passengers daily, 30% of whom will be women.

In the **energy** sector, support is being provided to expand access to electricity and other forms of energy for 3.2 million households. Projects that provide increased access to energy include a remote communities renewable energy development project in the Lao PDR, a renewable energy for telecom networks project in Solomon Islands, and an investment alliance for infrastructure development in the Philippines.

To broaden access to **safe drinking water and basic sanitation**, ADB continues to support improved water supply and sanitation services. Under the Water Financing Program, it seeks to sustain an annual water investment of $2.0 billion–$2.5 billion during 2011–2020. Based on total approved lending from 2006 to 2012, the expected number of beneficiaries is 190 million people. Water and sanitation projects approved in 2012 included a project for water and wastewater management improvement in Greater Colombo, Sri Lanka. This program aims to improve environmental management and quality of life.

ADB's support for **micro and small and medium-sized enterprises (MSMEs and SMEs)** aims to broaden access to economic opportunities through policy reforms, capacity and advisory assistance, and longer-term credit lines to address key constraints to doing business. In 2012, ADB supported MSME development in Armenia, Bangladesh, the PRC, the Kyrgyz Republic, and the Maldives. Support in Armenia included policy reforms, advisory support, capacity building, and credit lines with a focus on women entrepreneurs. In the Kyrgyz Republic, ADB continues to help women entrepreneurs grow their businesses through expanded access to finance and capacity-building support. In the Maldives, ADB is providing support to enhance the capacity of women micro- and small entrepreneurs and improve business support infrastructure as well as strengthening the legal and institutional framework for MSME development. In the PRC, ADB is supporting a microfinance wholesale lending facility, which will improve access to finance for MSME and poor households in the central and western regions. In Bangladesh, ADB is supporting the establishment of a credit facility to promote energy efficiency and conservation by MSMEs in the brick kilns sector.

Agriculture and food security are important for inclusive growth. Since the food price crisis of 2008, food security has become a serious public concern in Asia and the Pacific, where hunger and malnutrition remain major challenges. ADB continues to support food security in the region through investments and dissemination of knowledge. Food security-related investments amounted to more than $2 billion in 2012, with more envisaged now that several regional and country partnerships have made food security commitments. Ongoing knowledge support includes establishing a regional emergency reserve and trade forum for rice within the Association of Southeast Asian Nations, the PRC, Japan, and the Republic of Korea (ASEAN+3); piloting of innovative technology to produce more food with less water; and financial engineering for developing agriculture and food value chains.

Gender mainstreaming is emphasized in ADB projects to promote equality and women's empowerment across all sectors and to support inclusive growth. ADB continued to integrate gender considerations in projects and monitor results to ensure that women derive benefits from growth. Knowledge work is ongoing to provide recommendations for improving gender equality in the labor market, particularly in Cambodia, Kazakhstan, and the Philippines. ADB also intensified efforts to improve its capacity to collect and analyze gender data.

For the second consecutive year, ADB met and surpassed gender mainstreaming targets set in the corporate results framework


AFP

ADB began reengagement with Myanmar in 2012, assigning staff missions in Yangon and resuming technical assistance operations for capacity-building and institutional support. An ADB delegation led by Stephen P. Groff, Vice-President for East Asia, Southeast Asia, and the Pacific, visited Myanmar in June to meet with officials, the first extended visit by ADB senior management since the country began undertaking reforms. Read more at adb.org/news

for 2012 showing strong and consistent performance in promoting gender equality in operations for the past 3 years.

In 2012, ADB developed Gender Tool Kits on Energy and Public Sector Management, and staged learning events such as the ADB–AusAID Mekong Gender and Transport Workshop in Ha Noi in July, to address gender mainstreaming in the harder sectors. To highlight gender concerns in particular areas, high-level seminars were held on Gender Equality and Food Security, and The Price is Not Right—The Economic and Social Costs of Gender-Based Violence to Development in the Asia and Pacific Region.

Implementation of the Gender and Development Plan of Action 2008–2012 was completed in 2012, with progress achieved in country partnership strategies; lending operations, policy dialogue, and support to DMCs; and organizational effectiveness. To sustain ADB-wide gender performance, ADB began preparing a new Gender Equality and Women's Empowerment Operational Plan with approval targeted for 2013. This operational plan sets out strategic directions and a guiding framework for increasing gender equality in the region and delivering better outcomes by 2020. New gender indicators were proposed for the ADB Corporate Results Framework to more rigorously track its contribution to gender equality in the region.

The region's progress toward meeting the **Millennium Development Goals (MDGs)**, particularly among Asia's poorest and most vulnerable DMCs, remains a challenge, especially in health and nutrition. However, ADB investments continue to help DMCs make advances. With the 2015 target set for achieving the MDGs only a few years away, ADB's regional MDG partnership with the United Nations Development Programme and the United Nations Economic and Social Commission for Asia and the Pacific produced the annual MDG report for 2011/2012, *Accelerating Equitable Achievement of the MDGs: Closing Gaps in Health and Nutrition Outcomes*. The report tracks the progress made by DMCs in reaching the goals and highlights the importance of providing equitable access to key infrastructure and affordable health services. Increasing inequity in Asia and the Pacific was discussed at subregional consultations on the Post-2015 Development Agenda led by ADB and the MDG partnership.

Commitment to the MDGs is also reflected in ADB's knowledge support to its DMCs. In 2012, it led several capacity development events that discussed issues such as improving public sector management and service delivery to achieve the MDGs, and improving the collection and analysis of sex-disaggregated data.

Pillar 3: Preventing Extreme Deprivation

For growth to be inclusive, it must incorporate social protection, including social safety nets, to prevent extreme deprivation. This requires strengthening of a range of policies, programs, and schemes in labor markets, social insurance, and social assistance.

In 2012, ADB began work on a Social Protection Operational Plan to provide directions on social protection-related financing, knowledge solutions, capacity building, and partnerships. ADB published *Social Protection for Older Persons: Social Pensions in Asia* and *Pensions Systems in East and Southeast Asia: Promoting Fairness and Sustainability*. It also collaborated with the International Labour Organization, the Organisation for Economic Co-operation and Development (OECD), and the OECD Korea Policy Centre to develop a Social Protection Index, and strengthened the statistical capacity of DMCs to monitor and report on social protection programs. In addition, ADB continues to support community-driven development. A regional conference and cross-learning visit were organized and five country reports were published to support knowledge and capacity development activities for DMCs.

Some projects approved in 2012 incorporated social protection components. These included increasing access of the poor and marginalized groups in the labor market through skills development and TVET projects in Indonesia and the Kyrgyz Republic.

Environmentally Sustainable Growth

Environmental sustainability is central to ADB's strategic agenda. The Asia and Pacific region needs to shift to sustainable infrastructure, invest in natural capital, strengthen environmental governance and management capacity, and address climate change for a future of sustainable growth.

To this end, ADB continues to support development of clean and renewable energy sources critical for green growth. In 2012, it invested in clean energy to provide 1,250 megawatts of renewable energy generation capacity, save 871 terawatt-hours of electricity per year and 72,000 terajoules of fuel per year, and reduce annual greenhouse gas (GHG) emissions by 16 million tons carbon dioxide equivalent. The Seventh Asia Clean Energy Forum, themed Accelerating Low-Carbon Energy for All, held in June, drew more than 800 delegates. ADB's solar rooftop project was inaugurated during the forum, showcasing its commitment to clean energy. The Fourth Asia Solar Energy Forum in India was held, with the goal of developing more than 3,000 megawatts of solar power. In the PRC, an energy efficiency and environment improvement project will help to reduce the emissions of GHGs and other pollutants in Shanxi Province by introducing district heating in four cities and expanding the gas distribution network in another. It will save 85,390 tons of coal equivalent per year and reduce emissions by 254,379 tons of carbon dioxide equivalent per year.

ADB is scaling up operations to reduce GHG emissions through more sustainable modes of transport. In 2012, ADB


ADB

ADB's annual Asia Clean Energy Forum serves as a platform for sharing knowledge on new developments in clean energy. At the seventh event in the series, held at ADB headquarters in June, President Haruhiko Kuroda welcomed delegates to the meeting, where stakeholders shared experiences and forged partnerships in advancing clean energy solutions for the region. Read more at adb.org/news

approved projects in the rail, urban transport (including nonmotorized and public transport), and inland waterway subsectors. The third ADB Transport Forum, held in November, drew more than 500 participants to discuss key regional transport challenges and share best practices and technologies on sustainable transport.

In addition, ADB is scaling up promotion of greener, more competitive, and more inclusive Asian cities under its recently approved Urban Operational Plan (UOP). UrbInfo Statistics is an initiative that aims to provide statistical information based on the thematic 3E focus (Economy, Environment, and Equity) of the UOP. Its Urban Financing Partnership Facility, supported by Sweden, has committed $100 million in grants and guarantees to fund environmental and pro-poor infrastructure in DMCs.

The Cities Development Initiative for Asia has assisted 44 Asian cities to formulate over $6 billion in environmental infrastructure projects. Funding partners renewed their commitments to the initiative for another 5 years with resources of over $25 million. ADB is also working to develop an approach to promote more competitive cities in Asia and Latin America with the Andean Development Fund, and to develop Green Cities investments in Southeast Asian countries including Indonesia, Malaysia, Thailand, and Viet Nam.

A high-level delegation from ADB participated in the 2012 Rio+20 United Nations Conference on Sustainable Development. A series of side events and seminars discussed key global challenges and specific issues facing the Asia and Pacific region. Led by the ADB President, eight multilateral development banks announced their commitment to provide more than $175 billion for sustainable transportation in developing countries over the next 10 years. ADB and five other multilateral development banks released a joint statement of support to Rio+20 goals. Eight new Global Environment Facility grants will enhance the environmental sustainability elements of ADB investments.

The first stage programming of financing from the Climate Investment Funds (CIF) was largely completed in 2012, with roughly $1.5 billion endorsed for ADB projects. To build DMC resilience to climate change impacts, ADB and partners programmed $405 million in financing under the CIF Pilot Program for Climate Resilience in Bangladesh, Cambodia, Nepal, Papua New Guinea, Samoa, Tajikistan, Tonga, and the Pacific. ADB continued to contribute to the Green Climate Fund initiative and participated actively in the annual global climate talks (UNFCCC COP18) in Doha, Qatar, where it joined six other multilateral development banks in releasing a harmonized approach to tracking climate change financing.

ADB joined the global Low Emissions Development Strategies network, keynoting its first regional meeting. It continued to build and disseminate knowledge on adaptation and developed climate risk management tools and resources. Ongoing support was also provided to the Asia Pacific Adaptation Network, which has served as a primary vehicle for sharing adaptation knowledge in the region.

Assistance is being provided to DMCs to integrate environment and climate change considerations at all levels of development and to strengthen country safeguard systems. The Asia-Pacific Ecological Footprint report, prepared jointly with the World Wide Fund for Nature, was launched, highlighting the need to reverse the loss of biodiversity in the region by managing natural resources sustainably.

Leveraging ADB Resources to Meet the Demands of the Region

ADB's resources are insufficient to meet the region's huge development needs. One study estimated that the region requires about $8 trillion dollars over the next decade to meet basic infrastructure needs. These requirements are significantly above current levels of investment and well above the ability of the public sector alone to provide. To maximize its impact, ADB has effectively augmented its resources to generate more investments for the region through cofinancing and private sector operations.

In 2012, ADB's own funding of $13.30 billion leveraged $8.27 billion of direct value-added cofinancing. This comprised 74% commercial cofinancing and 26% official cofinancing.

Official Cofinancing: Commitments were received for grants and concessional loans totaling $2.17 billion from bilateral, multilateral, and other development agencies to cofinance 49 investment projects and 129 technical assistance projects. ADB also received commitments of $534.20 million through trust fund replenishments and allocations from global funding initiatives in support of the agriculture and natural resources, education, energy, water, and other priority sectors. The Abu Dhabi Fund for Development and the OPEC Fund for International Development earmarked more than $600 million through framework arrangements to cofinance projects in the agriculture, education, energy, finance and trade, health, transport, urban development and water sectors, and regional initiatives. Partnering with other development organizations helped ADB to achieve better results for DMCs.

Commercial Cofinancing, Public–Private Partnership, and Private Sector Operations: The involvement of the private sector is a key factor in advancing development goals. ADB aims to complement its private sector operations with increasing support to PPP. In 2012, it finalized the PPP Operational Plan to provide a consistent analytical and operational framework for PPPs. ADB will continue to provide support for capital markets and project financing, including commercial cofinancing, to leverage assistance for PPPs, and nonsovereign operations. Direct value-added commercial cofinancing in 2012 amounted to $6.1 billion leveraging ADB resources of $3.8 billion. With ADB support, several governments have embraced PPPs as a vital part of their economic and social development strategies. (See Chapter 3, *Developing the Private Sector,* on page 36.)



CENTRAL AND WEST ASIA

Afghanistan, Armenia, Azerbaijan, Georgia, Kazakhstan, the Kyrgyz Republic, Pakistan, Tajikistan, Turkmenistan, Uzbekistan

The Central and West Asia region continued its steady recovery from the global financial crisis. While growth softened, the economic environment in 2012 remained generally favorable, with developing member countries (DMCs) having only moderate direct exposure to the struggling economies of Europe.

The high average global price for crude oil benefited many oil and gas exporters in the region, notably Azerbaijan, Kazakhstan, and Turkmenistan. Uzbekistan benefited from new gas export routes to the People's Republic of China, as well as from existing routes to the Russian Federation. At the same time, strong nonfuel commodity prices and robust remittance inflows have assisted DMCs—largely oil and gas importers, including Armenia, Georgia, the Kyrgyz Republic, Pakistan, and Tajikistan.

Promoting sustainable economic development in the non-primary sectors and diversifying oil- and gas-based economies remained key development challenges for the region and for ADB, which has identified improving the business environment and supporting the growth of private business, especially small and medium-sized enterprises (SMEs) in Armenia, Azerbaijan, Kazakhstan, the Kyrgyz Republic, Tajikistan, and Uzbekistan, as among areas of priority.

The high level of nonperforming loans in some countries posed major financial and macroeconomic risk to lenders and constrained economic growth as banks incurred losses and remained risk averse.

While the region has made progress in raising living standards and reducing poverty, growing income disparities remain a critical development challenge. A joint ADB–United Nations Development Programme poverty assessment concluded in June 2012 noted that income and regional disparity gaps are widening in Kazakhstan, the region's wealthiest economy, pointing to the need to advance the pace of inclusive growth. To help ensure the benefits of growth are widely shared, many ADB programs focus on infrastructure investment, regional cooperation, and private sector development.

Through its project design and monitoring frameworks, as well as impact evaluation, ADB continues to ensure that its interventions directly contribute to inclusive growth.

Operational Highlights

The operational emphasis on regional cooperation and integration, environmental sustainability, addressing climate change risks, and gender continued in 2012.

In Central and West Asia, ADB manages 116 projects in a sovereign portfolio comprising 45 ordinary capital resources and 59 Asian Development Fund (ADF) loans, 36 ADF grants, 17 other grants, and 72 technical assistance projects. Total new lending to the public sector reached $2.7 billion. This was supported by $37.5 million in technical assistance. The main sectors of support were transport (63%), energy (25%), urban services (5%), and agriculture (4%); and the largest countries of operations were Kazakhstan followed by Afghanistan. Contract awards and disbursement levels reached $2.6 billion and $1.7 billion, respectively. Private sector finance totaled $416 million.

- The Kazakhstan country partnership strategy (CPS) 2012–2016 was approved, supporting diversification and industrial development through modernizing infrastructure and utilities, and improving access to finance for SMEs, trade, and investment in infrastructure through public–private partnerships. In addition, ADB approved the CPS 2012–2016 for Uzbekistan, focusing on promoting inclusive growth through economic diversification and regional cooperation.
- The $36 million Water Supply and Sanitation Sector Project benefited 21 towns and 101 villages in Armenia. ADB approved $40 million in 2012 to further finance the improvement of services in 29 towns and 160 villages.
- In Georgia, roads were rehabilitated and water supply and drainage systems were improved in 44 municipalities. The $40 million Municipal Services Development Project provided better access to improved roads for more than 1.3 million people.


AFP

Since its independence from the former Soviet Union in 1992, the frequency of flood damage in Tajikistan has increased, culminating in 2005 with severe physical damage to the flood embankments of the Pyanj River in Khatlon Province. In April, internationally renowned climate scientists visited the Pyanj basin as part of a pilot program that puts climate change issues at the heart of development planning. Watch the video at adb.org



Road Works Ahead

In the past, in Afghanistan's north, dozens of pregnant women died on the long and jarring journey to a clinic in Bamyan in the province of the same name. But the 100-kilometer road between Yakawlang District and the provincial seat is already saving and improving lives and enhancing business opportunities. The North–South Corridor road has been constructed with the support of a $78.2 million loan from ADB's concessional Asian Development Fund.

- About $1.7 billion in transport infrastructure investments were provided in Afghanistan, Armenia, Azerbaijan, Kazakhstan, Tajikistan, and Uzbekistan, mostly under multitranche financing facilities (MFFs). Four loans for Central Asia Regional Economic Cooperation (CAREC) Program road corridors in Kazakhstan and Uzbekistan were approved.
- The $222 million first tranche of ADB's Transport Network Development Investment Program rehabilitated 254 kilometers of vital roads in Afghanistan. An 88.6-kilometer strategic road from Yakawlang to Bamyan was completed, resulting in a tenfold increase in trade in Bamyan Province.
- ADB-assisted projects have added 510 kilometers of transmission lines to provide power to more than 5 million people in Afghanistan. Projects that were ongoing in 2012 will eventually add 80,000 new connections.
- The $55 million Power Sector Rehabilitation Project in the Kyrgyz Republic was approved to rehabilitate the Toktogul hydroelectric power plant and establish an electricity settlement center to boost reliability and help meet demand increases.
- An $800 million MFF for the Power Transmission Enhancement Investment Program is alleviating chronic power outages resulting from load-shedding in Pakistan, benefiting thousands of businesses and homes. The first tranche ($226 million), completed in 2012, helped construct transmission lines, install transformer extensions, increase grid stations' transformer capacity, and build substations.
- In Tajikistan, ADB completed an $11 million cotton development project to improve access to seeds, finance, and markets, and a $3 million community flood management project to increase disaster preparedness in Khatlon and Sogd.

Meeting the Growing Demand for Knowledge

Strategic road maps on energy, transport, and urban development for Kazakhstan and Uzbekistan were prepared to anticipate their infrastructure requirements until 2040, and improve governments' planning and investment decision-making processes. ADB and the Government of Kazakhstan also initiated the joint Knowledge and Experience Exchange Program to provide country knowledge solutions and exchange of best practices with developed countries on issues including energy efficiency.

Two CPSs were approved during the year and another five were under preparation. The sector and thematic assessments prepared for the CPSs facilitated policy dialogue and identified priority areas for reform and investment, and are expected to support governments in achieving their development objectives.

ADB continued to promote knowledge sharing and knowledge products at the regional level for the countries of the CAREC Program. Completed initiatives, such as the CAREC Regional Power Sector Master Plan and three knowledge-sharing workshops on accession to the World Trade Organization, help coordinate development activities across the region, access existing knowledge, and support decision making.

Prioritizing Sustainability and Climate Resilience

ADB prioritizes the building of sustainability into infrastructure, and replacing and upgrading existing infrastructure with more eco-efficient systems. The Urban Services Improvement Investment Program in Georgia will improve and expand water supply and sanitation facilities in several towns, benefiting about 335,000 people.

BOOSTING REGIONAL COOPERATION THROUGH CAREC

The Central Asia Regional Economic Cooperation (CAREC) Program is a partnership of 10 countries (Afghanistan, Azerbaijan, the People's Republic of China, Kazakhstan, the Kyrgyz Republic, Mongolia, Pakistan, Tajikistan, Turkmenistan, and Uzbekistan), supported by six multilateral institutions, including ADB, working together to promote development through cooperation, leading to accelerated growth and poverty reduction.

Regional cooperation and integration made notable progress in 2012 in the priority sectors of transport, energy, and trade. In transport, improvements in the six CAREC corridors since 2008 have exceeded 2012 targets, with 51% of planned road construction, or 3,970 kilometers of roads, being completed. In energy, more than 2,300 kilometers of power transmission lines have been built since 2009, bringing reliable electricity to people and businesses in CAREC member countries.

Approved transport and energy projects in 2012 had a total value of $3.2 billion (including World Bank financing) and $265 million, respectively. Among the transport projects is the ADB-financed $100 million road project to serve over 300,000 people in the Zarafshan Valley in Tajikistan. Planned energy investments include installation or upgrading of 755 kilometers of transmission lines in CAREC corridors.

At the 11th CAREC Ministerial Conference in Wuhan, People's Republic of China, ministers of the 10 CAREC countries agreed on a plan to implement more than $23 billion in regional transport infrastructure projects together with energy and trade initiatives. Officials also endorsed the establishment of a physical location for the CAREC Institute and its Strategic Knowledge Framework. With its physical establishment, the institute is expected to take a leading role in implementing the program's agenda.


CAREC
Wuhan Action Plan

The Wuhan Action Plan lists immediate priorities in sector operations, knowledge development, and transport facilitation that will support the CAREC 2020 strategic framework, allowing the CAREC Program to achieve its objectives of expanded trade and improved competitiveness effectively and in a timely manner. Download at adb.org/publications

The $21.6 million Building Climate Resilience in the Pyanj River Basin Project in Tajikistan will benefit over 1 million people. It will improve access to water resources through climate-proofed infrastructure; provide flood protection, early warning systems, and risk transfer mechanisms; and ease access to information and financial resources, particularly for women.

Tranche 1 of the Energy Efficiency Investment Program cofinances the $85 million National Compact Fluorescent Lamp (CFL) Project (ADB's share is $40 million), which will replace about 30 million incandescent bulbs in homes in Pakistan with CFLs. The project will reduce peak demand by 1,094 megawatts; avoid 1,602 megawatts in generating-capacity additions, corresponding to $1.84 billion in new generation investments; save $800 million in household electricity expenses; result in 2,132 gigawatt-hours of annual electricity consumption reductions; and avoid 7 million tons of carbon dioxide emissions by the end of 2018.

Supporting Inclusive Growth

ADB's operations support inclusive growth by building the infrastructure linking rural and urban areas in countries, the region's countries with each other, and the region to the rest of the world.

In education, to help provide skilled workers, ADB approved $20 million in loan and grant support to the Second Vocational Education and Skills Development Project in the Kyrgyz Republic. A study on information and communication technology (ICT) policies and strategies in basic education was conducted on Azerbaijan, Kazakhstan, the Kyrgyz Republic, Tajikistan, and Uzbekistan, with shorter assessments for Afghanistan, Armenia, Georgia, and Pakistan. The work covered ICT for education issues and best practices, as well as innovative approaches, practical solutions, cost implications, and sustainability of ICT for education.

In Afghanistan, ADB completed two Japan Fund for Poverty Reduction projects to raise incomes for vegetable farmers, oilseed producers, and carpet weavers, and increase agricultural productivity through community-based irrigation infrastructure.

A rural business support program has increased potato production by 21%, expanded the area planted to potatoes by 481 hectares, and increased incomes by $3.21 million. The program also built two edible oil-processing facilities and supplied carpet weavers, all women, with 327 spinning wheels to help them become independent suppliers. It trained about 8,600 people in production and marketing best practices and established 38 cooperatives.



Lighting Up Pakistan's Remote Fishing Villages

In the coastal village of Hayat Jat in Pakistan's Sindh Province, solar power has provided electric light and many other basic amenities to the fisherfolk who live there. ADB provided a loan of $41 million from its concessional Asian Development Fund for a coastal community development project that has given residents access to solar power, fresh water, toilets, water tanks, cyclone-resistant school buildings, flood protection embankments, and new roads and bridges. Among the beneficiaries is Mohammad Yousuf, seen here with a solar-powered light in his Hayat Jat home.

Also in Afghanistan, a community-based irrigation project rehabilitated 74 small-scale traditional irrigation systems, benefiting 38,600 people and 185,000 households.

ADB's Sustainable Livelihoods in Barani (rain-fed) Areas provided sustainable livelihood through community-based small-scale initiatives implemented by more than 8,000 community organizations in Punjab, Pakistan. The project provided market-oriented training and supported enterprise development for about 4,000 men and women.

Four power MFFs totaling about $3 billion are easing power outages that currently hold growth in Pakistan to about 3%–4% a year, which is insufficient to provide jobs for the rapidly growing labor force. Improvements in generation, transmission, and distribution throughout the country support private sector development and better growth prospects.

The $45 million Rural Development Project in federally administered tribal areas of Pakistan, provided clean drinking water to more than 27,900 households; constructed rural roads; improved integrated resource management by increasing forage availability on rangelands by 35%; and improved animal health services, farming systems, and crop production for more than 40,000 households.

Under the ongoing Housing for Integrated Rural Development Program in Uzbekistan, 8,500 rural families gained new houses in 2012. The program has so far benefited 50,000 people, and 850 small contractors have created 50,000 jobs.

Supporting Gender Balance in Investment Projects

Through its Promoting Gender-Inclusive Growth in Central and West Asia Program, ADB supports mainstreaming of gender into investment projects. The Second Small and Microfinance Development Project benefited 9,800 entrepreneurs in Uzbekistan and created 14,000 jobs, with women accounting for 37% of those who benefited.

ADB's $40 million Women's Entrepreneurship Support Sector Development Program for Armenia will extend medium-term local currency loans to women entrepreneurs and micro, small, and medium-sized enterprises (MSMEs). Medium-term local currency loans will be extended by financial institutions to the MSMEs, with at least 50% of the loans going to businesses run by women.



Drawing from national assessments, Gender Statistics in the Southern Caucasus and Central and West Asia *reports on current capacity in the field of gender statistics. These statistics reveal the similarities and differences between women and men, and between girls and boys—information that is vital to the development of policies and programs promoting gender equality and women's empowerment. Download at adb.org/publications*



EAST ASIA

The People's Republic of China, Mongolia

ADB operations in the People's Republic of China (PRC) and Mongolia have responded to a changing global economic environment in 2012. East Asia was the fastest-growing region, though growth has decelerated markedly due to weakening external demand from major industrialized economies.

After initiating reforms over 3 decades ago that significantly reduced poverty and improved living standards, the PRC has expanded its economy by more than 9% annually since 1978, quickly transforming itself from low-income to middle-income status. Despite this progress, many development challenges remain, one of which is the need to reorient the country's growth pattern toward domestic consumption and services. The government must address social, environmental, and economic imbalances; enhance innovation-led growth to facilitate the continuing middle-income transition; and implement further reforms to improve the enabling environment for private business activity. In this context, accelerating development of the lesser-developed central, western, and northeastern regions is critically important.

Mongolia has a rapidly growing economy. Although about a third of Mongolians remain poor, the country has rebounded strongly from the financial crisis, and with new large mines about to begin production, substantial increases in living standards for all are possible. However, mining-led growth has been accompanied by further development challenges including a highly procyclical fiscal policy, increasing environmental degradation, rapid rural–urban migration, widening inequality, and youth unemployment.

Operational Highlights

ADB plays a catalytic role in the PRC's development through an operational focus on innovation and value addition, and programs that support the generation of knowledge, sharing of best practices, building capacity, and fostering regional cooperation. Such projects are exemplified by, among many others, pollution-management initiatives and irrigation infrastructure and water-saving irrigation measures in the central and western areas of the country.

The new country partnership strategy 2011–2015 embraces three pillars: inclusive growth, environmentally sustainable growth, and regional cooperation and integration. In 2012, ADB approved $1.47 billion in loans for 11 projects in the PRC among the four priority sectors: natural resources and agriculture (four projects, $620 million), energy (two projects, $250 million), transport (two projects, $250 million), and urban and social sectors (three projects, $350 million). The focus of these innovative projects include sustainable urban transport; efficient district heating; and water and natural resources protection with eco-compensation, a system that provides incentives for local people to protect natural resources.

In the first year of the new country partnership strategy for Mongolia, ADB prioritized new interventions supporting sustainable development and inclusive growth, including loans for modern public transport in Ulaanbaatar, for expanding the quality of and access to health services, and small-business grant support for herders. In 2012, ADB approved $119.6 million in loans and grants for four projects in Mongolia.

As a result of a new $30 million Asian Development Fund (ADF) loan, a general hospital in one of the poorest districts of Ulaanbaatar will be opened, benefiting 260,000 residents.

Sharing Knowledge to Drive Change

Knowledge management and innovation underpin ADB's partnership with the PRC and Mongolia, and knowledge solutions are an important driver of change in ADB's country strategies, operations, and projects in both countries. These solutions range from knowledge embodied in loan and technical assistance projects to reports and data acquired from staff research.

They are exemplified by publications in 2012 such as *Drying Up: What to do about Droughts in the PRC*, a report featuring findings and recommendations from ADB's recent three technical assistance projects on water resources and risks management. They also include reports and policy papers prepared



The High-Level Forum on South–South Knowledge Cooperation, a knowledge-sharing event organized jointly by ADB and the People's Republic of China, was held at ADB headquarters in Manila in September. The meeting, the fourth forum of its type since 2009, brought together 80 participants from 15 developing member countries, who exchanged ideas for stronger cooperation between developing countries in Asia. Read more at adb.org



Generating Jobs, Developing Value Chains

An ADB project to help small agribusinesses in Mongolia to produce premium-value products has provided $14.72 million in grant and $2 million in technical assistance. As a result of this support, agro-processing enterprises and herder cooperatives in six western provinces have been able to develop their infrastructure and value chains, allowing them to produce high-value products for selected niche markets in an environmentally friendly way. The project has generated about 800 jobs.

by staff such as ADB's Resident Mission in the PRC's *Observations and Suggestions* series—policy briefs giving senior policy makers in the government information and advice relevant to priority development issues.

Subjects for knowledge products and services are jointly identified by ADB and the governments of the PRC and Mongolia. These often complement technical assistance projects for provision of policy advice and training. For example, ADB's *Case Study on South–South Cooperation: PRC–ADB Knowledge Sharing Platform,* a report completed in 2012, complements the technical assistance on development partnerships and regional knowledge hubs.

Knowledge sharing is actively pursued to promote best practices, showcasing innovative projects, developing capacity, and encouraging institutional reform. In addition to 44 knowledge-sharing events, 41 knowledge products and services were prepared in 2012 in response to country demand. Priority themes for the PRC in this respect are macroeconomic management, energy efficiency and environmental protection, poverty reduction, and interprovincial cooperation, while for Mongolia, the main themes are sustainable economic growth and poverty reduction.

The Regional Knowledge Sharing Initiative was established jointly by the PRC's Ministry of Finance and ADB to support knowledge exchange. The Urban Knowledge Hub, established in cooperation with the Tongji University in Shanghai, was renewed to continue the knowledge partnership for another 5 years. The High-Level Forum on South–South Knowledge Cooperation convened by ADB in September brought together policy makers from developing member countries, international experts, the private sector, and academics to discuss the exchange of knowledge solutions for stronger South–South cooperation and effective development partnerships. Support by ADB for a Policy Advisory Team to conduct policy research and prepare policy briefs for the Mongolia National Development and Innovation Committee (now Ministry of Economic Development) continued.

Improving Livelihoods through Sustainable Development

ADB supports inclusive growth in the PRC by promoting environmentally sustainable and regionally balanced development that improves rural livelihoods and helps create jobs for migrant workers. Rural infrastructure, land improvement, and water resources protection projects totaling $620 million helped generate income and expand livelihood improvement opportunities in less-developed areas in 2012.

New transport projects for Hunan and Jiangxi, with a total value of $250 million, were approved in 2012. They will support inclusive growth by improving connectivity and movement of people for better access to job opportunities and public services. In urban development, also through new projects approved in 2012, ADB is supporting city infrastructure development in less-developed interior regions such as Gansu, Hubei, and Liaoning provinces.

Mongolia has great economic potential. There is a risk, however, that the current focus on development of the mining sector will result in other parts of the economy being neglected, causing greater disparities in income and access to basic services. For 2 decades, ADB's portfolio in Mongolia has focused on education, health, and social welfare to increase access to social services, especially for poorer people. It is crucial that inclusive growth is reflected in economic and social policies, including those that assist job creation. ADB, with funding from the Japan Fund for

BUILDING CROSS-BORDER PARTNERSHIPS

Regional cooperation is a key theme in policy dialogue between the People's Republic of China (PRC) and Mongolia and a priority in the country partnership strategies for both countries. Regional cooperation provides landlocked Mongolia with an opportunity to become a land bridge for trade, gain greater access to international markets, and further tap its growth potential.

ADB's support to the PRC and Mongolia has focused on building cross-border infrastructure for better connectivity and facilitating cross-border trade with neighbors. Under the Central Asia Regional Economic Cooperation (CAREC) Program, ADB has made special efforts to help both countries implement the CAREC Transport and Trade Facilitation Strategy and its action plan. Notable progress was achieved in 2012 in customs cooperation, transport corridor performance measurement and monitoring, and promoting of the private sector's participation in developing transport.

In 2012, ADB continued to provide strong support to the PRC for its participation in the Greater Mekong Subregion (GMS) Economic Cooperation Program in all priority areas. Special emphasis was placed on developing the GMS North–South Economic Corridor linking the PRC and the rest of the GMS.

ADB facilitated dialogue and feasibility studies on developing cross-border economic zones between the PRC and Viet Nam, and conducted studies on improving trade and financial services to small and medium-sized enterprises engaged in cross-border trade in both countries. The PRC also hosted the 18th GMS Ministerial Conference in Nanning.

In addition, ADB supported the Pan-Beibu Gulf (PBG) economic cooperation venture, a new partnership between the PRC and the Association of Southeast Asian Nations, by providing technical assistance to the work of the PBG Joint Expert Group, which included formulation of a road map for PBG cooperation. The PRC government worked closely with ADB in finalizing an agreement to replenish the PRC Poverty Reduction and Regional Cooperation Fund by $20 million. This agreement was signed in March 2012.

In 2012, the PRC hosted the 11th CAREC Ministerial Conference in Wuhan, where ministers from member countries endorsed the Wuhan Action Plan, which charts the next steps of the CAREC Program.

Since 2006, ADB has supported a targeted regional cooperation program between the PRC and Mongolia, focusing on pilot of joint customs control (JCC), transport planning, and coordinated development of border areas and border towns. Major achievements in 2012 included a joint review of JCC experience at two pairs of border crossing points—Erlian and Zamyn-Uud, and Ganqimaodao and Gashuun Sukhait in the PRC and Mongolia, respectively.

Poverty Reduction (JFPR), will assist the Government of Mongolia over the next 3 years to formulate policies and investment strategies for inclusive growth.

Strengthening Support for Green Growth

Urbanization, pollution, and environmental damage remain the biggest challenges for governments and planners in East Asia, affecting the quality of life of millions. To help address this challenge, ADB strengthened its support for green growth in 2012.

ADB completed its Country Environmental Analysis for the People's Republic of China during the year. Based on this research and extensive consultations, it proposed a wide range of programs and policies that will help improve the quality of the country's environment. ADB continues to support the PRC's low-carbon development by focusing on environmental sustainability across priority sectors.

In the urban sector, ADB extended its support to sustainable pollution control, sludge and solid waste management, and township development in 2012 in the provinces of Gansu, Hubei, and Liaoning. District heating projects in Heilongjiang and Shanxi replaced stand-alone building boilers with a link to centralized heating systems, reducing air pollution and supporting green city development. In the transport sector, ADB supported sustainable urban transport in Jiangxi and green and inland waterway transport in Hunan.

In addition, ADB piloted an integrated approach for pollution control and surface water management, improving downstream



Managing Forests, Protecting the Future

A shortage of alternative job opportunities in the Onon River region in eastern Mongolia forced many people who lived along the river to overharvest timber, leading to deforestation. An ADB poverty reduction project has assisted these communities to develop an integrated river basin management plan and manage a forest area of more than 400,000 hectares. The project has helped 1,644 households organize themselves into 125 community-based groups for sustainable forest management. It has also provided grants to local people to develop small businesses.

water quality by rehabilitating lakes and hydraulic circulation, and improving wetland protection, restoration, and management in Anhui, Gansu, Hubei, Liaoning, and Ningxia. ADB also continued its high-level policy dialogue on green growth with the governments of Mongolia and the PRC and actively participated in regional environment initiatives.

In Ulaanbaatar, home to almost half of Mongolia's population, increasing congestion and air pollution are eroding the quality of life, with high social and economic costs. In response, ADB is helping develop a modern public transit system and lay the foundation for sustainable urban growth. A $216 million urban transport development investment program will finance a network-wide bus rapid transit system and provide capacity development technical assistance aimed at international levels of efficiency, safety, and vehicle emissions control. The program was approved in 2012.

Backing Women in Business

In 2012, 93% of approved ADB loan and grant projects in East Asia were categorized as having effective gender mainstreaming. ADB is implementing two Gender and Development Cooperation Fund grants in the PRC, which focus on building women's entrepreneurial skills and pathways to creating small businesses.

In Turpan, Xinjiang, a development project linked to ADB urban infrastructure investments has helped build capacity and establish businesses for ethnic minority women in the tourism sector.

In Shanxi, a women's economic empowerment project established committees in four villages, providing training to women on fund management, community organization, and leadership. In addition, ADB is implementing two JFPR projects and one ADF grant in Mongolia, which aim to boost women's engagement in community-based development and improve their situation in participating private enterprises.


Toward an Environmentally Sustainable Future

ADB proposes a range of programs and policies that will help improve environmental quality in the People's Republic of China. Toward an Environmentally Sustainable Future: Country Environmental Analysis of the People's Republic of China *discusses emerging sources of pollution, challenges for natural resources management, market-based instruments that can help control pollution, and green economic policies that can lead to environmental sustainability. Download at adb.org/publications*



PACIFIC

The Cook Islands, Fiji, Kiribati, the Marshall Islands, the Federated States of Micronesia, Nauru, Palau, Papua New Guinea, Samoa, Solomon Islands, Timor-Leste, Tonga, Tuvalu, Vanuatu

For many of ADB's developing member countries (DMCs) in the Pacific, growth continues to be constrained by isolation. While the region's few large resource-rich DMCs have achieved growth rates of 7% to 10%, most of the smaller Pacific DMCs have average annual growth of between 1% and 2%, driven by public expenditures.

Weakening global conditions had only a modest impact on most Pacific economies in 2012, and the strong relative growth of the Australian economy has, to some degree, buffered the region. Prices of the Pacific's major commodity exports (including coconut oil and timber) fell in 2012, but the tourism sector has been stable and, in some countries, expanding.

Private sector development is essential for sustained and higher growth in the Pacific, but a shortage of investors, weak capacity, and limited resources represent a challenge. As acknowledged by the Pacific Islands Forum leaders meeting in August 2012, whose theme was Large Ocean Island States—the Pacific Challenge, technology has the potential to change the region's economic landscape. ADB is increasing its assistance in this area, with particular focus on information and communication technology (ICT) and renewable energy.

While the region has great development potential, 10 of ADB's 11 fragile and conflict-affected states are in the Pacific, with all Pacific DMCs having some characteristics of fragility. Following the Fourth High Level Forum on Aid Effectiveness held in Busan, Republic of Korea, in November–December 2011, global and regional discussion on Pacific DMCs' fragility has deepened. In 2012, fragility assessments were conducted in urban settlements in Fiji, Kiribati, and Papua New Guinea (PNG). The findings will inform future Pacific operations.

Operational Highlights

In 2012, ADB assistance, both loans and grants, to the Pacific region totaled $208.2 million for 15 projects (including Asia Pacific Disaster Response Fund) and 34 projects received $22.9 million in technical assistance. The main sectors of support were transport (66% of lending and grant assistance), multisector (26%), and public sector management (3%). Timor-Leste was the largest country of operations with $108.7 million for one project, followed by PNG with $41.5 million, also for one project.

- Approval of the development of the second submarine fiber-optic cable projects (a Solomon Islands broadband development project, following a submarine cable project for Tonga–Fiji approved in 2011) will help increase the reliability and reduce the cost of telecommunications, particularly in Solomon Islands. By supporting this development, ADB is a vital partner in efforts to strengthen links between countries.
- Work on development of the Lae Port in PNG is continuing, and enhancements to Avatiu Port in the Cook Islands have been completed. Implementation of a road rehabilitation project in Kiribati connecting Betio and the airport commenced, and road upgrades were accelerated in Fiji, PNG, and Solomon Islands.
- ADB's operations in Timor-Leste expanded rapidly after the country gained access to ordinary capital resources in 2011. For example, in 2012, ADB approved loans of $40 million for a road network upgrading project, which will upgrade 59 kilometers of principal national roads.
- Approval of four project preparatory technical assistance grants in the area of renewable energy and energy efficiency for Samoa, Solomon Islands, Tonga, and Vanuatu, responding to Pacific DMCs' concern about climate change and other environmental issues, while aiming to help them reduce their dependency on imported diesel.
- ADB and the University of the South Pacific's (USP) signing of the first loan agreement under a $19 million multitranche financing facility to help the university upgrade its regional campuses (in the first instance, $2.6 million for the Kiribati campus) and ensure


FINDING BALANCE

While Papua New Guinea's state-owned enterprises (SOEs) have produced profits in the upper range of Pacific SOE portfolios, they have done so at substantial cost to the government. Finding Balance, released in September, benchmarks the performance of these enterprises with those of Fiji, the Marshall Islands, Samoa, Solomon Islands, and Tonga; assesses key drivers of this performance; and identifies successful reform strategies to guide policy action. Download at adb.org/publications



AFP

Adapting to Climate Change and Generating Jobs

A $33.98 million ADB-funded project on Makira Island, east of Guadalcanal in Solomon Islands, is allowing some women to participate in the local economy for the first time. The project will connect villages to the island's hospital and market with 100 kilometers of new all-weather roads and bridges. It will replace or upgrade 30 water crossings (bridges, culverts, and wet crossings), so they can withstand future extreme weather events, and provide sealed roads. The project also offers long-term opportunities for rural communities to earn cash incomes through labor-based road maintenance.

students have access to distance learning and e-learning. This is the first Asian Development Fund loan to a regional institution, and USP's first development loan.

- The approval of four policy-based operations in the Cook Islands, the Marshall Islands, Nauru, and Tuvalu, many of which are based on a common policy matrix led by government and supported by other development partners, representing the key approaches advocated for dealing with fragile countries with limited institutional capacity.
- Collaborations with development partners were strengthened as reflected in cofinancing of $98.2 million for 22 projects and technical assistance.

Overcoming Infrastructure Gaps

ADB's work in the Pacific supports inclusive growth by overcoming infrastructure gaps and improving access to services, developing skills, and strengthening social welfare systems. These help to engage women and young people, those in rural areas and outer islands, and vulnerable groups, in the growth and development process.

Improved access to economic infrastructure services (such as electricity, roads, and ICT) was supported by the implementation of infrastructure projects and technical assistance across the Pacific. The upgrading of the Highlands Highway in PNG and support for domestic shipping schemes in PNG and Vanuatu improved people's access to markets and education and health services. Support for road maintenance projects in Solomon Islands created jobs for people in rural areas. ADB is a founding partner of the Pacific Region Infrastructure Facility, which seeks to improve the provision and sustainability of infrastructure in cooperation with other major development partners.

Four ADB policy-based lending initiatives and grants approved in 2012 included a focus on social infrastructure. These contributions aim to boost social protection in the Cook Islands—through a review of the social welfare system and a pilot to outsource the provision of social services to community-based organizations—and promote gender equitable access to health and education in Nauru.

ADB continues to develop its understanding of inclusive growth through analytical work. This makes use of various data, including data from recent demographic and household surveys undertaken with ADB support. In November, ADB released a paper in the *Economics Working Paper* series, examining the inclusiveness of growth in Timor-Leste.

Promoting Environmental and Social Sustainability

ADB works with Pacific DMCs to ensure the environmental and social sustainability of investments to support growth. Safeguarding against climate change challenges is of utmost concern to Pacific DMCs. In response, ADB has supported governments in implementing renewable energy programs and projects, providing technical assistance to strengthen the implementation and use of country safeguard systems, mainstreaming climate change adaptation measures into project design (climate proofing and climate resilience), and impact mitigation measures.

In 2012, for example, ADB assisted Fiji, PNG, Solomon Islands, Timor-Leste, and Vanuatu through the Coral Triangle Initiative in the Pacific Region to develop and implement national and community-based coastal resources management plans, provide training on ecosystem-based fisheries management for food security, and build resilience to human-induced threats and climate change impacts.

RENEWED RECOGNITION FOR REGIONALISM

A framework for regional cooperation has been in place in the Pacific for more than 50 years, yet regionalism has been slow to evolve. The year 2012, however, has been significant in this respect, with renewed recognition among Pacific developing member countries (DMCs) of the merits of working together reflected in ADB operations.

In Papua New Guinea (PNG), a pilot project is developing border customs, immigration, and quarantine facilities, and markets at the PNG–Indonesia Wutung border post at Vanimo, West Sepik Province. ADB has also provided technical assistance to help Timor-Leste develop its economic links with Indonesia and the broader Association of Southeast Asian Nations region.

Small, capacity-constrained Pacific DMCs stand to benefit from the subregional provision of services. Notable successes supported by ADB in 2012 included

- Fiscal management models, enabling the long-term financial impacts of policy decisions to be better understood by decision makers, have been developed for Fiji and Tonga.
- The first Pacific-wide cooperative performance audit was completed, a report on transparency and accountability in the Pacific was published, and subregional teams continued to enable timely audits in Kiribati, Nauru, and Tuvalu while building the capacity of national auditors.
- The Private Sector Development Initiative facilitated the passage of a new Secured Transactions Act in Palau; a new Companies Act in Vanuatu; two amendment laws for secured transactions and business licensing reforms in Tonga; and state-owned enterprises (SOEs) policies and laws in the Marshall Islands, PNG, Samoa, and Tuvalu. The result has been an improved business environment and greater accountability and transparency in the SOE sectors.
- Harmonization of aviation safety and security legislation and regulation to create a common regional operating environment is under way through ADB support to the Pacific Aviation Safety Office.

A maritime and waterways safety project in PNG, approved in December 2012, aims to help ensure the safety of international and regional sea transport, thus contributing to regional cooperation and integration.

Continued support for transport and communications links in the region and the world can boost the Pacific's ability to cooperate and integrate. Port, aviation, and information and communication technology infrastructure have been strengthened with ADB support to provide trade links and crucial lifelines for isolated DMCs.

ADB has targeted support to increase the development of renewable energy. In addition to being environmentally friendly, this will help reduce fuel imports, a significant drain on foreign reserves for many Pacific DMCs. In PNG, an investment program for the electrification of towns is supporting generation of hydropower and biomass power (through methane recovery) and improving power distribution in provincial centers.

In addition, ADB has continued to support Pacific DMCs in improving the energy efficiency of power generation and consumption, at both the supply and demand side.

At the 45th ADB Annual Meeting in Manila in May, Pacific DMC Governors decided to establish a Ministerial Working Group on Climate Financing to help Pacific DMCs obtain climate change funds. ADB is providing technical support to this working group.

Sharing Lessons and Experiences

ADB uses lessons learned from its experiences and research in the Pacific and elsewhere to design and implement better projects in support of better development results in the region.

A good example of this process at work is the knowledge products produced under the Pacific Private Sector Development Initiative (PSDI) in 2012, including *Economic Benefit of Companies, Legal Business Environment, and Gender Empowerment through Legal Reforms for Private Sector Development*. These brochures advocate reform for governments to consider, as well as providing a framework to guide reforms. *Economics of Climate Proofing at the Project Level: Framework and Case Studies in the Pacific* shares information on climate proofing, and the likely benefits, as well as practical examples of the results of climate proofing infrastructure investments.


INGETJE TADROS

Network Rollout Puts a Nation in Touch

Papua New Guinea is joining other Pacific island countries in liberalizing their telecommunications industries and developing the private sector. An ADB mobile telecommunications expansion project, launched in 2009, is at the forefront of those efforts, and helping private telecom company Digicel to expand network coverage. Digicel says mobile penetration has quadrupled since it arrived in Papua New Guinea, with 4.5 million people now having access to mobile services.

ADB has engaged governments and stakeholders in dialogue and exploration of emerging issues through a variety of forums and mediums in 2012. These included newsletters such as the *Dili Bulletin* and *PSDI Bulletin*, policy briefs on good budget practices and state-owned enterprise (SOE) reforms, contributions to the Australian National University's development policy blog, and videos on SOE reforms in Tonga and business reforms in Samoa.

ADB promoted SOE reforms at the Pacific Islands Forum Economic Ministers Meeting in July and joined dialogue with the private sector on the same topic at the Pacific Islands Forum Leaders Meeting in the Cook Islands in August. It also promoted partnerships in sharing knowledge and analyses, such as collaboration with the Asian Development Bank Institute, the Australian Agency for International Development (AusAID), and the World Bank under the Pacific Futures 2030 umbrella; dialogue on Pacific development issues with the Australian National University's Crawford School of Public Policy and AusAID; a joint brief with the World Bank Group on the country performance assessment process and findings in PNG; and via external contributors, including the International Monetary Fund and academics, to the *Pacific Economic Monitor*, produced by ADB three times a year.


ADB
The State of Pacific Towns and Cities

ADB is committed to supporting urban development in the Pacific. The State of Pacific Towns and Cities: Urbanization in ADB's Pacific Developing Member Countries, *released in October, examines the process of urbanization in the Pacific and points to ways in which ADB, developing member countries governments, and other urban stakeholders can improve urban governance, management, and development in the region. Download at adb.org/publications*



SOUTH ASIA

Bangladesh, Bhutan, India, the Maldives, Nepal, Sri Lanka

Economic growth in South Asia moderated in 2012, falling from 6.5% in 2011 to 5.5%. Continued weakening of the global economic environment has been a major cause of slower growth for South Asian economies, with falling exports and investment inflows impacting manufacturing and services. Subdued consumption and domestic investment have also contributed to the ongoing slowdown.

Inflation has been a major concern. While the rate of inflation has slowed, it remains stubbornly high. A key driver of price increases has been food price inflation driven by structural factors. High inflation has kept central banks from aggressively easing monetary policies to counter slowing growth. Another key challenge for governments is to narrow the widening trade deficit, largely driven by high fuel imports and soft external demand.

The increase in the trade deficit has exerted a downward pressure on local currencies, adding to inflationary pressure. However, strong remittance inflows to Bangladesh, India, Nepal, and Sri Lanka, as well as recovering tourism receipts in Bhutan, Nepal, and Sri Lanka, helped improve current account balances in these economies. Poor infrastructure, lack of urban services, and low skills levels, among others, remain major issues, particularly in Bangladesh, India, and Nepal, and have constrained economic activity by adversely affecting business conditions and restricting investment.

A key focus of ADB's work in South Asia in 2012 was to adopt innovative approaches to mainstream priorities—especially environmental sustainability, gender equity, private sector development, and regional cooperation and integration. In this regard, ADB delivered a program, aligned with its Strategy 2020, focusing on sustainable transport, clean energy generation and access, energy efficiency, infrastructure financing, public sector management, urban infrastructure and services, climate resilience, skills development, and others.

A number of programs in 2012 were aimed at making the private sector more competitive, boosting intra-regional trade. ADB also emphasized human resource development, particularly in technical and vocational education, by supporting enterprise-based training in Bangladesh and Sri Lanka, to give unemployed people a better chance of finding jobs.

Through its support for public resource management programs, ADB helped create fiscal space for governments to deliver better social services. Furthermore, through credit guarantees and other facilities, it introduced innovative products to bridge the huge infrastructure financing gap in the region, particularly in India. Efforts were made to improve irrigation practices across the region, to ensure better management of water resources.

Operational Highlights

ADB lending assistance to South Asia in 2012 totaled $3.57 billion for 30 projects and $51.59 million in technical assistance for 68 projects. The main sectors of support were transport (37% of lending assistance), energy (22%), and public management (12%). India had the largest level of project approvals in South Asia ($2.02 billion) followed by Bangladesh ($1.05 billion). Nonsovereign lending (in partial credit guarantees) to India amounted to $128 million, which includes $64 million from private sector operations.

Development operations were focused on critical areas including energy development and efficiency, regional trade facilitation, urban infrastructure, and rural connectivity. In Bangladesh, the country's first bus rapid transit project, prepared with private sector participation, will provide green and affordable transport services to 1 million people. The Rural Connectivity Investment Program will augment the rural roads network for approximately 4,200 habitations across five states in India. To address power shortages, ADB is supporting the building of new power generation facilities and power transmission interconnections in the region. Support to Sri Lanka in wastewater management will help stem an annual loss of $132 million in foregone revenue.

Contract disbursement figures for all six developing member countries (DMCs) in 2012 ranged from a high of 130% for India



An opportunity to address reforms in state finances—and eventually improve service delivery—in West Bengal has led to ADB investments of $400 million in the Indian state. The West Bengal Development Finance Program is the latest in a series of such programs in India, where ADB's experience in public resource management is helping to improve fiscal management. Read more at adb.org/projects



AFP

$800 Million Program Will Link 4,200 Indian Villages to Services and Markets

A new, four-part, $800 million ADB investment program will help build 9,000 kilometers of rural roads in five Indian states, connecting approximately 4,200 far-flung communities year-round to crucial markets and services. The ADB investment is part of a larger $1.2 billion program to connect villages in the states of Assam, Chhattisgarh, Madhya Pradesh, Odisha, and West Bengal with all-weather roads by the end of 2017. The project will allow farmers to transport goods to markets, men and women to seek jobs, and children to get to schools and hospitals.

to a low of 83% for Nepal. To help address low disbursements, ADB participates in regular tripartite portfolio review meetings with governments to ensure project implementation is on track. Efforts to ensure project readiness and quality at entry also help. It piloted use of the $3.5 million project design advance in Bangladesh to support project preparatory work, which included the preparation of detailed designs.

A total of $2 billion of lending assistance was through the multitranche financing facility, which has been increasingly used because it supports long-term investment plans. The facility has been used in the transport and energy sectors in particular.

ADB leveraged a total amount of $721.67 million in official ($646.17 million) and commercial ($75.5 million) cofinancing resources in 2012, representing 20% of its total South Asia operations.

Prioritizing Knowledge in Development Operations

ADB's work in South Asia DMCs focuses on a Finance++ value proposition, which prioritizes the introduction of knowledge solutions in development operations. Activities designed to support policy making to this end included studies in Bangladesh on the escalation of food prices, and in India on the public distribution system; roundtables with developers, financiers, government officials, and industry associations, on infrastructure in Bangladesh and India; and consultations on strengthening capital markets in countries including Bangladesh and Bhutan.

In India and the People's Republic of China, South–South knowledge sharing encouraged exchange of experiences in road sector development. Knowledge products on technical and vocational education and training provided insights to support project preparation and capacity-building efforts in Bangladesh and Sri Lanka. Experiences gained from a pilot on e-learning in Sri Lanka (targeting improvements in teaching and learning in schools) have been shared in Bangladesh.

The Australia–ADB South Asia Development Partnership Facility encourages quick responses to DMCs seeking to effect swift and targeted project interventions and encourages knowledge sharing across development operations in the region.

A Capacity Development Resource Center was established at ADB's India Resident Mission in New Delhi. The center produces training modules and materials, accesses the services of noted national experts, and helps in sharing international best practices.

In Bhutan, ADB supported the Third Bhutan Living Standards Survey. The survey data will be particularly useful in updating the country's assessment of poverty, weights for the consumer price index, and other development outcomes.

Focusing on Clean and Green Initiatives

In 2012, ADB focused on green growth, climate change and disaster risk reduction, support for the Asia Solar Power Initiative, and sustainable transport initiatives. All country partnership strategies will now incorporate climate change vulnerability assessments, which highlight areas in which intervention can help manage climate change impacts. Across the region, technical assistance and investments were provided specifically to support renewable and clean energy development, energy efficiency enhancement, mass transport, and urban development.

SETTING THE PACE IN REGIONAL COOPERATION

Opportunities for regional cooperation and integration (RCI) in South Asia abound. Only 5.4% of South Asia's trade is intra-regional, compared with 51% in East Asia. ADB's Regional Cooperation Strategy for South Asia, 2011–2015, approved in December 2011, focuses its support for RCI on transport connectivity, trade facilitation, and energy security.

2012 was a banner year for RCI work in South Asia. The South Asia Subregional Economic Cooperation (SASEC) program made significant progress in accelerating cooperation on projects between Bangladesh, Bhutan, India, Nepal, and Sri Lanka. ADB is the SASEC program's secretariat.

The SASEC trade facilitation and transport working groups agreed to implement subregional transport investments and trade facilitation measures as a priority. Their efforts were focused especially on road connections, along two key corridors connecting landlocked Nepal and Bhutan with deep seaports in Bangladesh, including Chittagong. ADB's support for the Chittagong port led to an increase in its container handling capacity—from 827,174 twenty-foot equivalent units in 2005–2006 to 1,343,408 in 2011–2012.

The SASEC energy working group established an energy transmission utility forum and agreed on an energy efficiency road map and projects to strengthen cross-border power transmission. The working group also launched the SASEC regional electricity master plan study, and endorsed the commissioning of a feasibility study for a large-scale hydropower plant in Nepal.

ADB approved six loans and grants amounting to $263 million in support of RCI in South Asia in 2012. These include subregional road, air, and land port projects in Bangladesh and Bhutan, and a subregional trade facilitation program for Bangladesh, Bhutan, and Nepal. It also provided technical assistance for secretariat coordination, capacity building, and knowledge work on RCI.

Support was extended to the secretariats of the South Asian Association for Regional Cooperation and the Bay of Bengal Initiative for Multi-Sectoral Technical and Economic Cooperation.

Under the Asia Solar Power Initiative, ADB supported (i) preparation of solar energy and smart grid development projects in India, which will involve facilitating private sector investment; (ii) development of a project on clean energy and boosting network efficiency in Sri Lanka; and (iii) solar and/or wind power on mini-grid development in rural communities in Nepal.

Other renewable energy projects helped reduce pollution and greenhouse gas emissions in the region. ADB took steps to incorporate a clean development mechanism in Indian Railways by working with the United Nations Framework Convention on Climate Change to develop a new methodology to record emission reductions resulting from the increasing use of railways for public transport.

In addition, coastal protection and improvement in the management of water resources through flood control and better irrigation was a primary focus in Bangladesh. An infrastructure project, valued at $150 million including cofinancing, will improve livelihoods in 12 rural coastal districts that are vulnerable to climate variability and change. About 3.5 million people (of whom more than 40% are poor) will directly benefit from the project. Cyclone shelters will help save lives in extreme climatic events.

Reaching Out to the Marginalized

ADB's support for inclusive growth in South Asia includes promotion of economic growth, opportunities, and trade links in India's lagging states (such as Assam, Bihar, Chhattisgarh, Jharkhand, Madhya Pradesh, and Odisha); increasing access to electricity; and improving earnings potential for disadvantaged people by expanding training opportunities (in countries such as Bangladesh, Nepal, and Sri Lanka).

Through Bangladesh's second urban primary health care development project, ADB helped strengthen the government's capacity to deliver basic health care services to urban poor by building about 150 primary health care centers, 20 comprehensive reproductive health care centers, and 70 community toilets. Over 700,000 cases of acute respiratory tract infection among children, 464,000 cases of childhood diarrhea, and 600,000 cases of micronutrient deficiencies were also treated. In Sri Lanka, a program to modernize secondary education provided 54,690 scholarships to talented school students from disadvantaged families for employment-oriented training. A public management program in West Bengal in India is expected to free up $1.4 billion by 2015 for greater investments in health and education.


AFP

Sri Lanka's Southern Expressway Opens Trade Opportunities

The new Southern Expressway linking Colombo (in Sri Lanka's Western Province) to Galle has helped cut the journey time for traders transporting fresh produce and seafood to the south from 3 hours to 1 hour. Improving trade between the island's major cities was a prime motivation for the development project that resulted in the building of the Southern Expressway. The 29-kilometer southern section of the highway was funded by ADB, at a cost of $180 million.

In India, projects directly addressing poverty reduction and inclusive growth made up 12% of loan approvals. Likewise, large energy and transport infrastructure projects, which impact poverty reduction, comprise 67% of the portfolio. Eighty-four percent of ADB loans in India in 2012 went to the poorest states.

In Nepal's community-based water supply and sanitation sector, ADB partnered with more than 170 nongovernment organizations to strengthen community participation and gender mainstreaming. Assistance also increased the technical, financial, and management capacity of water users' and sanitation committees in Nepal. A total of 44,768 households constructed latrines. Of these, more than 8,900 ultra-poor households received a partial subsidy, and 25,754 initiated the work themselves. To improve sanitation in schools, 354 school latrines were constructed.

In Bangladesh, a rural development project helped to raise the average monthly income of indigenous communities by more than 30% and improved almost 56 kilometers of feeder roads, improving access to services. Fifty-two health centers were established, benefiting 3,061 households. Some 19,792 beneficiaries received microfinance loans which, in turn, created jobs for an estimated 68,216 people.

Striving for Greater Gender Equality

In 2012, projects representing the equivalent of 52% of Asian Development Fund and ordinary capital resources in South Asia met gender equity and effective gender mainstreaming requirements.

Gender mainstreaming considerations are now more visible in ADB's programs. It sets rigorous gender indicators and targets and seeks to ensure effective monitoring of gender equality results in its projects and programs. Particular attention was paid to improving the quality of data and gender analysis in the transport and energy sectors in 2012. In addition, ADB engaged in a broad range of gender-related knowledge work, including 10 country-specific capacity development training events. The India Resident Mission organized a workshop on gender equality results in which 42 project directors and staff members of ADB-funded projects participated.



ADB provided support for the Third Bhutan Living Standards Survey, a key source of data for evaluating the government's five-year plan (2008–2013) for poverty assessment and for updating the weights for the consumer price index. Survey data will also inform policy, providing useful information for the formulation of ADB's next country partnership strategy 2014–2018. Read more at adb.org/projects



SOUTHEAST ASIA

Brunei Darussalam, Cambodia, Indonesia, the Lao People's Democratic Republic, Malaysia, Myanmar, the Philippines, Singapore, Thailand, Viet Nam

Programs to create jobs, facilitate trade through regional cooperation, promote education and skills training, and mitigate the effects of climate change and manage disaster risks were key priority areas for ADB's Southeast Asia operations in 2012. ADB also led intensive work on reengagement with Myanmar.

The region as a whole performed strongly, expanding by more than 5.0% in 2012 compared with 4.6% in 2011. However, growth decelerated in Cambodia, Indonesia, and Viet Nam. Global uncertainties have weighed on the exports of Cambodia and Indonesia, and policy tightening to stabilize the economy contributed to subdued growth in Viet Nam, at about 5.0% compared with 5.9% in 2011.

The Philippine economy continues to be one of the best performing, with gross domestic product growth accelerating to 6.6% in 2012, compared with 3.9% in 2011. This was driven by robust consumer spending, and a rebound in government expenditure, and exports. Thailand has rebounded from growth of 0.1% in 2011 to 6.4% in 2012, as it recovered from disruptions caused by floods. The Lao People's Democratic Republic (Lao PDR) economic performance remained strong with a gross domestic product growth of 7.9% in 2012 from 7.8% in 2011.

Major development challenges in the region included the need to maintain the economic stability of developing member countries (DMCs) amid continuing weakness in the developed world, to continue improving regional cooperation and trade links along with road and rail networks, and to boost skills as countries struggle with unemployment and underemployment.

Significantly, as ADB has had no operations in Myanmar since 1988, it began a reengagement process with the country, assigning staff to extended missions in Yangon. A new interim country partnership strategy (CPS) for Myanmar was developed to support the building of human and institutional capacity, to promote an enabling economic environment and infrastructure development, and create access to work for rural people.

Operational Highlights

A total of $3.7 billion in funding supported the core sectors—infrastructure (54%), education (5%), and finance sector development (9%). About 28% of ADB assistance supported public sector management, 1% supported health, and 3% went to agriculture. The Southeast Asia operations also achieved $873 million in cofinancing and $97 million in technical assistance approvals in 2012.

In addition to the interim CPS for Myanmar and reengagement efforts with that country, which involved significant preparatory analytical work and dialogue, the CPSs for Indonesia and Viet Nam were approved. These are aimed at assisting their governments to achieve more inclusive, environmentally sustainable growth. For Thailand, ADB began preparation of a CPS aimed at supporting government initiatives to achieve high-income country status.

In infrastructure support, ADB funded an urban transport project that will establish an integrated sustainable transport system in six districts and a water sector investment program that will help increase water supply coverage to 90% by 2020 in urban areas in Viet Nam, and an energy-efficient electric vehicles project in the Philippines. It also funded innovative interventions in Cambodia, the Philippines, and Viet Nam to facilitate public–private partnerships (PPPs) and strengthen its projects through start-up support.

To support education, ADB funded a vocational training project to benefit over 45,000 students in Indonesia by 2016 and a sector development program in Cambodia to benefit about 558,000 students in lower secondary schools by 2017. In finance sector development, it approved a program to increase domestic participation in the nonbank finance subsector in Indonesia, and a microfinance development program in Viet Nam.

Among other public sector management initiatives, ADB approved a government program to generate jobs in the tourism sector and promote work opportunities for young people in the Philippines. Due to uncertainties in the global economic



Myanmar in Transition: Opportunities and Challenges, *the first major economic report on the country in recent years, highlights Myanmar's key strengths as it emerges from 5 decades of economic and political isolation, including natural resources, renewable energy potential, young workforce, and strategic location. The publication was part of a range of initial sector assessments and reports produced by ADB to formulate the Myanmar Interim Country Partnership Strategy 2012–2014. Download at adb.org/publications*



AFP

Rallying for Indonesia's Reefs

ADB's coral reef rehabilitation and management project in Indonesia aims to preserve reefs and fish stocks by reducing destructive fishing practices. The project has carried out awareness campaigns about the impacts of destructive fishing on ecosystems, and involved local fishermen in identifying protection areas and action plans. Today, many fishermen—who once used bombs and cyanide to catch fish—are at the forefront of efforts to protect and monitor the reefs. As a result, live coral cover in project areas has increased by more than 5% in a year.

environment, a $500 million precautionary financing facility was provided to Indonesia to help gain access to market financing.

Environmentally friendly development was promoted through a project in Viet Nam, which aims to reduce pollution from agricultural waste, and an integrated natural resources management project in the Philippines, which aims to benefit 220,000 households by 2025 by improving watershed conditions in four upper river basins.

The Greater Mekong Subregion Corridor Towns Development Project will transform 10 corridor towns in Cambodia, the Lao PDR, and Viet Nam into economic hubs by improving urban-environmental infrastructure (for solid waste disposal, improved mobility, and flood control) and strengthening institutional capacities of provincial and local authorities.

To contribute further to climate change mitigation and adaptation, ADB approved a $111.5 million regional project on flood and drought control in the Greater Mekong Subregion (GMS) that aims to benefit at least half a million people, and a $55 million flood damage rehabilitation project in Cambodia that aims to reconstruct about 70 kilometers of flood-damaged roads by 2015.

Placing a Premium on Knowledge

ADB includes a knowledge strategy in each CPS in Southeast Asia. In 2012, it drafted country knowledge plans that draw on the CPS and related country operations business plans for Indonesia and the Philippines, and began preparing country knowledge plans for other DMCs.

Sector assessments, strategies, road maps, and thematic studies remain the basis for identifying lending and nonlending knowledge support. In 2012, initial sector assessments for Myanmar formed the basis for a more systematic and informed dialogue between ADB and the government at sector level.

ADB knowledge products and services continued to enhance the research and planning capacities of DMCs in the region. For instance, the GMS-Phnom Penh Plan for Development Management Project played an effective role in developing the capacities of GMS researchers and institutions in the field of policy research. Policy briefs, *Pathways to Policy*, were produced, featuring papers contributed by GMS researchers, and research results were disseminated to policy makers, implementers, and other GMS stakeholders so that they can better understand the subregion's development challenges.

An international knowledge-sharing forum on PPP in Health, held in Manila on 23–25 October, brought together experts and leaders in the health and social services sectors to showcase case studies and best practices in Asia, Europe, and elsewhere. In addition, an international forum on flood management for Thailand was conducted in Bangkok on 19–20 January, and a similar forum was completed for the Philippines in Manila on 4–5 December.

Environmentally Sustainable Growth Underpins Strategy

ADB's operational and assistance program is increasingly aligned with Strategy 2020, and environmentally sustainable growth is a key strategic agenda. It was a strategic pillar in CPSs endorsed for Indonesia, Viet Nam, and Myanmar (interim CPS) in 2012. Similarly, at a subregional level, the Greater Mekong Subregion Economic Cooperation Program Strategic Framework 2012–2022 identifies biodiversity and ecosystem conservation as priorities.

CELEBRATING MAJOR ASEAN MILESTONES

Regional cooperation and integration efforts in Southeast Asia are centered on the aspirations of the Association of Southeast Asian Nations (ASEAN), consistent with ADB's long-term strategic agenda, Strategy 2020, and its Regional Cooperation and Integration Strategy.

ASEAN achieved two major milestones in 2012. The ASEAN Infrastructure Fund (AIF), in which ADB serves a threefold role as shareholder, cofinancier, and administrator, was incorporated in Malaysia in April and its inaugural board meeting was held in conjunction with ADB's Annual Meeting. During the Annual Meeting, the AIF Board approved the inaugural report that includes the AIF governance and operational structure, the framework for financial reporting to the AIF Board, the framework for the AIF's liquidity management, and an indicative pipeline of proposed projects for 2012–2014. In addition, the first tranche equity contribution of $50 million was made to the AIF, together with other shareholders.

To help support ASEAN Economic Community targets, ADB signed a new Memorandum of Understanding 2011–2015 with ASEAN, geared toward a more substantive engagement on connectivity, financial and capital market integration, environmental sustainability, macroeconomic surveillance, and trade and investment.

At the subregional level, where bottom-up approaches act as building blocks for ASEAN integration efforts, the respective second-generation strategic frameworks of the Greater Mekong Subregion (GMS), the Brunei Darussalam–Indonesia–Malaysia–The Philippines East ASEAN Growth Area, and the Indonesia–Malaysia–Thailand Growth Triangle were adopted during the year.

The regional investment framework to operationalize the recently adopted GMS Strategic Framework 2012–2022 was substantially developed in consultation with member countries. This serves as an analytical base for further development of the regional program for ADB. (See *20 Years of GMS* on page 11.)

In 2012, interventions to promote environmentally sustainable growth accounted for more than 30% of ADB's lending in Southeast Asia. Key sectors, such as agriculture, transport, energy, and urban development, incorporated investment strategies that favor a shift toward improved natural resource efficiency and reduced carbon emissions.

Agriculture and water sector operations focused on improving land productivity and enhancing water use efficiency in Cambodia, the Lao PDR, and Viet Nam, while transport sector work included shifts in emphasis from surface transport to railways and mass urban transport in Cambodia and Viet Nam.

By mobilizing more than $545 million in grants and highly concessional credits from its Climate Investment Funds, and more than $65 million from other development partners, ADB is accelerating efforts to mainstream climate change mitigation and adaptation in development planning of its DMCs. For example, it is administering a $105 million loan and grant from the Clean Technology Fund for Philippine environmental projects.

Through its flagship subregional Coral Triangle Initiative and the GMS Core Environment Program and Biodiversity Conservation Corridors Initiative (CEP-BCI), numerous opportunities were catalyzed in 2012 to deepen policy dialogue, build capacity for better environmental governance, and mainstream environmental considerations in development planning. These programs resulted in mobilization of more than $35 million in grant financing from development partners.

Strong partnerships for strengthening country safeguard systems—to safeguard people and the environment—were also forged with development partners and nongovernment organizations. For example, CEP-BCI has forged effective partnerships with local and international nongovernment organizations such as the World Wildlife Fund.

Supporting DMCs' Efforts to Achieve Inclusive Growth

ADB's work in Southeast Asia supports inclusive growth through policy reforms, investments in infrastructure, and skills training to promote greater access to opportunities and protection for the poor and disadvantaged.

In the Philippines, ADB approved a $350 million loan to help strengthen policies and programs to promote competitiveness and develop labor skills among out-of-school youth. Through a $300 million program loan, it partnered with the Government of Indonesia to reduce infrastructure gaps and strengthen transport links between rural areas and urban growth centers.



New Schools Offer Exit from Poverty Trap

A Viet Nam government-initiated lower secondary education project, which included $50 million in ADB funding, has allowed thousands of teachers to receive further training to switch to a new curriculum. The project focused on three pillars: quality of education; better facilities; and institutional development through textbook replacement, training for project coordinators, and study tours for school principals and education officials. In 6 years, 2,482 classrooms were built in 366 schools in 21 provinces and cities, all with modern equipment and facilities.

To improve access to labor markets, $75 million was provided to bring Indonesian industries and polytechnic institutions together to update vocational training and better align graduates' skills with employers' needs. This project is expected to benefit 250 teachers and 35,000 students. A $90 million loan was also approved to help the Government of Viet Nam strengthen teaching skills and courses in biology, chemistry, mathematics, physics, and social sciences. In the Philippines, a $2 million Japan Fund for Poverty Reduction (JFPR) grant will help about 2,000 households in Mindanao to establish sustainable agribusinesses.

In Cambodia, to expand access to education, ADB approved a $30 million loan to support reforms to reduce dropout rates and allow more poor children and girls from remote areas to attend secondary school. And in the Philippines, through a $1.5 million JFPR grant, it supported a PPP that will accommodate 6,000 children in new preschool classrooms in impoverished rural communities by 2014.

Through a $40 million loan, ADB will support the development of market-oriented microfinance to increase access to formal financial services for the poor, especially in rural areas in Viet Nam.

Promoting Gender Balance in Operations

In 2012, ADB promoted gender equity in CPSs, sector road maps, and in the design and implementation of programs and projects. The CPSs approved in 2012 for Indonesia and Viet Nam and the interim CPS for Myanmar include country gender strategies, highlight gender issues, and suggest actions to improve gender equity.

About 55% of ADB projects in Southeast Asia include strong gender design features. All education, health, agriculture and natural resources, and water supply and sanitation sector projects incorporated important gender components in 2012. In Cambodia, collaboration with the government is promoting women's access to road construction and maintenance jobs.

To support improved gender initatives in DMCs, ADB and the Australian Agency for International Development held a Greater Mekong Subregion Gender and Transport Workshop in Ha Noi on 24–26 July. It showcased successful gender-inclusive projects, promoted cross-fertilization of experiences among government officials, and suggested gender action plans. In addition, continued support was provided to executing and implementing agencies by engaging resident mission gender specialists in ongoing reviews.


AFP

Knowledge-sharing forums serve as an important mechanism for improving disaster management preparedness across the region. At a joint 2-day ADB–Thai Government flood-management meeting in Bangkok in January 2012, international experts discussed flood preparedness, response, recovery, and experiences and strategies to reduce the risk of flooding in a range of countries. Read more at adb.org/news

DEVELOPING THE PRIVATE SECTOR

The growing importance ADB accords to the private sector is a result of a critical shift in thinking about the sector's contribution to meeting global development challenges such as poverty and climate change. ADB's Private Sector Development Strategy (2000) and Private Sector Development: A Revised Strategic Framework (2006) direct it to help create the appropriate environment for the private sector, generate public goods and services with active private sector involvement, and directly invest in private sector activities that have development impact.

Private sector development (PSD) refers to initiatives to improve the business environment, increase private investment in developing member countries (DMCs), develop public–private partnerships (PPPs), and undertake privatization and/or corporatization of publicly held entities.

ADB's private sector operations (nonsovereign operations [NSOs]) refer to direct financial and technical support to entities majority owned by the private sector (private nonsovereign operations [NSO – private]), as well as to subsovereign entities majority owned by the public sector that can contract and obtain financing independently (public nonsovereign operations [NSO – public]).

ADB's Strategy 2020 reinforces the institutional importance of PSD and private sector operations by recognizing them as key drivers of change for development, and requiring that 50% of ADB's annual operations support these areas by 2020.

An important factor for attracting private investment is reliable infrastructure. While ADB directly finances investments in infrastructure undertaken by governments and private sponsors, it also, increasingly, identifies projects suitable for PPPs in which investors partly finance and share risk to deliver goods and services.

The PPP Operational Plan approved in 2012 provides a clear operational framework for developing PPPs and reinforces the need to engage the private sector for transparent, efficient, and cost-effective delivery of public goods and services.

In parallel to these internal organizational efforts that define why and how ADB works with the private sector, a group of 31 development finance institutions, including ADB, have published a joint report to articulate the development rationale for international financial institutions' support for the private sector.

The report has been widely disseminated and has helped consolidate the position of multilateral development banks (MDBs) in relation to the private sector. ADB's President, along with the heads of other MDBs, endorsed a set of core principles for supporting the private sector during the Heads of MDBs meeting in April. These principles guide operational strategies to avoid creating market distortions, develop sustainable markets, and demonstrate the value of MDB support for the private sector.

Supporting Private Sector Development

Increasing support for PSD is evident in the rising share of projects that contribute to it. In 2012, 40% of ADB's total approved sovereign and nonsovereign projects contributed to PSD.

In June, the President approved a new PSD classification methodology whereby projects must clearly demonstrate how they will address PSD constraints identified in the partnership strategy for a specific country or region.

Creating a Conducive Environment for Business

ADB supports policy and regulatory reforms that help to create an environment in which the private sector can develop and flourish. Assistance can include support for strengthening legal and judicial reforms; formulating sound and transparent regulations; simplifying business processes; promoting capital markets; and improving fiscal, monetary, and trade policies. ADB is also working with countries on financial intermediation systems that can channel domestic savings toward productive private sector-led investments.

Across DMCs, ADB-supported efforts are relieving bottlenecks for private investment. In 2012, substantial progress was



ADB's Investment Climate Improvement Program grant in the Kyrgyz Republic has funded reforms to encourage the private sector, unlock its growth potential, and improve long-term development prospects. There is a noticeable increase in demand for similar programs by neighboring developing member countries. Read more at adb.org/projects

BY THE NUMBERS

THE CHALLENGE

Asia and the Pacific requires

$8 trillion

to meet its infrastructure needs. The private sector must expand to meet these needs and fuel growth

OUR STRATEGY

50% of ADB's annual operations must support private sector development and operations by 2020

HOW WE PERFORMED

Projects supporting private sector development
33% in 2011
40% in 2012
7%

Private sector operations have more than doubled in the past 6 years. In 2012, ADB approved

$2.04 billion

for 22 nonsovereign (NSO) projects, of which 19 were NSO - private and 3 were NSO - public projects

2012 OPERATIONAL HIGHLIGHTS


Approved Assistance by Subsector
NSO - Public
NSO - Private
$ million
CLEAN ENERGY 673
LARGE AND MEDIUM-SIZED ENTERPRISES 400
WASTE MANAGEMENT 295
MULTISECTOR 128
BANKING SYSTEMS 216
CONVENTIONAL ENERGY 185
AGRICULTURAL PRODUCTION AND MARKETS 25 24
SLUM UPGRADING AND HOUSING 35
FINANCE SECTOR DEVELOPMENT 25
MICROFINANCE 20
HOUSING FINANCE 15


Approved Assistance by Country
NSO - Public
NSO - Private
$ million
20
519
406
64
402
340
215
25
25
15
10
PEOPLE'S REPUBLIC OF CHINA
UZBEKISTAN
INDIA
REGIONAL
THAILAND
BANGLADESH
PHILIPPINES
SRI LANKA
KYRGYZ REPUBLIC


Alignment with Strategy 2020 Core Operational Areas (%)
NSO - Public
NSO - Private
7
72
56
1
29
7
21
INFRASTRUCTURE
ENVIRONMENT
REGIONAL COOPERATION AND INTEGRATION
FINANCE SECTOR DEVELOPMENT

made in the Pacific region, which included work under the Pacific Private Sector Development Initiative. ADB welcomed the passage of the Secured Transactions Act in Palau, which it helped draft following extensive national consultations. ADB technical assistance also resulted in the Timor-Leste Cabinet's endorsement of a PPP policy and law.

In Central and West Asia, a program in the Kyrgyz Republic has initiated comprehensive reforms to encourage the private sector and improve long-term development prospects. Important breakthroughs under the program included the establishment of one-stop shop online interfaces for business registration and tax declarations, and reducing the number of licenses required by 20%.

The development of capital markets and financial intermediation helps to more efficiently channel funds toward worthy business activities. A $300 million program in Indonesia aims to foster economic development by strengthening regulatory oversight which, in turn, will increase stability and investor confidence. It aims to deepen the capital market, expand access to nonbank financing, and broaden the investor base.

In Mongolia, the amendment to the Foreign Investment Law in May outlined the government approval process for foreign direct investments. In Viet Nam, ADB approved a $40 million loan and $500,000 technical assistance grant for a development program to support government reforms aimed at assisting the microfinance sector. In the People's Republic of China (PRC), a $20 million Microfinance Wholesale Lending Facility will offer financing to participating banks to develop the wholesale lending market for microcredit companies. Both microfinance investments will promote access to credit for households and micro and small enterprises.

Promoting Public Sector Goods and Services

During the year, ADB continued to help DMCs through its PPP advisory and PPP project development services.

ADB won its first PPP advisory mandate in Mongolia, where it provided advice on the structuring of a $900 million, 450-megawatt combined heat and power project. A transaction advisory services team was established for Central and West Asia and is working on developing business opportunities in multiple sectors. In the Pacific, three PPPs are at different stages of development. The Betano power plant operation and maintenance (Timor-Leste) and Lae Port (Papua New Guinea) are at pre-feasibility stage, while a submarine cable project in Solomon Islands (public sector loan) was approved.

The $20 million PPP support project loan to Viet Nam is expected to help identify bankable and commercially viable projects and strengthen the PPP framework and institutional capacity.

In Bangladesh, ADB has supported development and implementation of a comprehensive national PPP framework. Under the newly established national PPP office, the government has committed $12 million as seed capital to finance facilities critical for developing high-quality PPP projects, and $325 million for a complementary viability gap finance fund.

With ADB support, the Kyrgyz Republic enacted the first law on PPPs in the region that is in line with international good practices. In the Pacific, five state-owned enterprises were privatized over the last 5 years, and three PPP transactions were prepared.

Funding Private Sector Growth

ADB has embraced the concept of Finance++, under which, in addition to providing direct financing, it supports private sector

REGIONAL COOPERATION THROUGH PRIVATE PARTICIPATION IN HYDROPOWER AND FINANCE

Cross-border infrastructure developed under public–private partnership arrangements, such as the ADB-supported $200 million Dagachhu Hydropower Development Project in Bhutan, exemplifies the effective use of private capital to develop such resources. The project was developed as a joint venture between Bhutan's Druk Green Power Corporation, a state-owned utility, and India's Tata Power Trading Company, with the Dagachhu Hydro Power Corporation incorporated as the project's special purpose company. Tata signed an agreement to purchase power from the plant on a long-term basis.

The lack of available domestic financial resources to finance high up-front investment and large funding arrangements is the most critical challenge facing hydropower development in Bhutan. Such development finance has become even tighter given the declining worldwide availability of concessional financing, and the recognition that scarce public resources are needed to develop social sectors. The strategic use of foreign public and private participation and their investment will, therefore, be crucial to accelerate the development of hydropower resources in Bhutan, which has more than 20 gigawatts of potential hydropower to export to India and Bangladesh.

The capacity of the Dagachhu project, when fully completed in 2013, will be 126 megawatts to be sold through the existing grid connected to India. Under the clean development mechanism (CDM) as defined in the Kyoto Protocol, the power generated by the plant will displace electricity from fossil fuel-based thermal generation in the eastern Indian grid. The resulting reduction of greenhouse gases equivalent to CO_2 emissions will be quantified as 500,000 tons per year and 15 million tons over 30 years. The additional cash flow from the CDM benefits will make the project bankable, and create a proactive investment environment in regional power trading and clean energy development. The Dagachhu development not only showcases regional cooperation but is expected to lead to further private participation in subsequent clean energy projects in Bhutan.

Availability of reliable financial services to facilitate trade plays a vital role in trade-driven economic growth and poverty alleviation. Two such services are trade finance and supply chain finance. To address the high yet unmet demand for these services, ADB established the Trade Finance Program, which provides guarantees and loans to banks to facilitate cross-border trade, and in 2012 approved a Supply Chain Finance Program, which aims to provide guarantees and funding for supply chain finance transactions. The program aims to improve access to working capital for companies in developing member countries.

clients with financial leveraging, and brings about higher standards in operations, introduces new technologies, and continuously promotes innovation.

In 2012, ADB approved $2.04 billion, including B loans, for 22 NSO projects (19 NSO – private and 3 NSO – public), including three regional projects. While a large proportion of NSOs were in the PRC and India, ADB also made its first NSO – private investment in the Kyrgyz Republic.

Direct value-added cofinancing for NSOs was $6,116 million. Of this, official cofinancing of $19 million from ADB's Clean Technology Fund comprised $15 million and $4 million loans to cofinance a provincial solar power project and a wind power project in Thailand, respectively. Commercial cofinancing comprised $200 million in syndications/B loans (including $100 million in a local currency complementary B loan), $2,344 million cofinancing for the Trade Finance Program (TFP), $3,341 million in parallel loans, cofinancing of guarantees of $86.5 million, and risk transfer of $126 million ($50.5 million for NSO – private and $75.5 million for NSO – public).

Technical assistance of $5.05 million was also provided for nonsovereign clients, of which $1.9 million accounted for project preparatory technical assistance and $2.5 million for capacity



Boost for Wind Power in India

In 2008, ADB approved a loan of up to $113 million to Gujarat Paguthan Energy Corporation (GPEC), now known as CLP India (CIPL). The financing was for two wind power projects—100.8 megawatts at Samana, Gujarat, and 82.4 megawatts at Saundatti, Karnataka. ADB assessments in 2012 show both projects have been reliable, with an availability ratio in excess of 95%, and CIPL has scaled up its wind power operations in India to include seven other wind farms.

development technical assistance, including $1.5 million for commercial banks to execute the TFP.

ADB continues to explore and, when possible, arrange local currency financing in response to demand from potential investees whose revenues are denominated in local currency. The increase in liquidity of the regional financial markets has allowed ADB, in some cases, to generate local currency funds with tenors exceeding 10 years, which could then be used for long-term projects, particularly those related to infrastructure. In 2012, several guarantees denominated in local currencies were processed and approved.

ADB created the Treasury Client Solutions Unit in its Treasury Department to improve its outreach to clients and be more responsive to client needs on prudent financial management and local currency capabilities. This unit will focus on mobilizing local currency savings, strengthening domestic capital markets in DMCs, developing clients' capacity in debt and financial management, and offering financial products tailored to clients' needs. These services are also expected to benefit ADB's nonsovereign clients.

Nonsovereign Operations – Private

Capital Markets and Financial Services

ADB made a number of investments, particularly in Central and West Asia, to help commercial banks grow and increase their outreach to clients while improving their risk management capabilities. A loan of $10 million was approved for the Kyrgyz Investment and Credit Bank for financing small and medium-sized enterprises (SMEs) in 2012, ADB's first private sector operation in the country. Similarly, a $6 million equity investment was made in Ipak Yuli Bank in Uzbekistan to provide capital to expand SME operations. In Sri Lanka, ADB provided $15 million to DFCC Vardhana Bank to expand its housing finance program for low-income households in response to growing demand from former conflict-affected areas as well as those undergoing reconstruction. In middle-income countries, ADB seeks to develop strategic financial services. In India, a $100 million investment was made in ICICI Bank for a line of credit exclusively earmarked for renewable energy and energy efficiency projects, while in the Philippines, a $25 million equity investment in a private equity fund will help upgrade the



ADB was recognized in 2012 for its contributions to project finance. Project Finance *magazine presented it with the Middle East Renewables Deal of the Year prize for Pakistan's Zorlu Enerji wind power project. It won the Asia Pacific Power Deal of the Year from* Project Finance International *for the Ayudhaya natural gas project, and* Trade Finance *presented it with the Best Development Finance Institution in Asia–Pacific award.*



Solar Success

In Thailand, one of the world's largest solar farms is not only reducing the kingdom's reliance on fossil fuels but benefiting neighboring communities. The 73-megawatt Lopburi solar plant operated by Natural Energy Development in Khok Samrong District in central Thailand runs silently, emits no pollutants, and has brought job opportunities to the area. The plant's development was helped by an ADB long-term loan of $70 million equivalent in Thai baht—28% of the total project cost of $250 million.

country's aging infrastructure. The fund will target five to 10 investments of $50 million to $125 million each to provide portfolio diversification, while ensuring that the fund manager has sufficient resources to actively manage each investment.

Infrastructure

ADB continued its support for renewable energy generation through solar, waste-to-energy, and wind energy projects. In Rajasthan, India, it provided a loan of $103 million toward the construction of a $415 million, 100-megawatt concentrating solar power project (CSP)—one of the largest CSP projects in the world using linear Fresnel reflector technology, which can concentrate the sun's energy to approximately 30 times normal intensity. The success of this project is expected to have strong demonstration effects for replication of the technology. In Thailand, support was continued for the development of natural gas, wind, and solar energy. This support included $25 million and $185 million loans for solar power and natural gas projects, respectively. In the PRC, $200 million in loans were provided to support the fledgling waste-to-energy industry. Uncontrolled incineration of agricultural waste and untreated municipal solid waste is a growing health concern because these practices emit harmful gases such as methane, pollute groundwater, and contaminate soil. ADB investments in the deployment of clean waste management technologies had the added benefit of allowing heat to be recovered from waste and used for power production. A follow-on investment of $95 million was made for a project to control water pollution and ensure the safe treatment of sludge in the Songhua River Basin. In Uzbekistan, an integrated gas-to-chemicals project is being developed to add considerable economic value to gas, the country's main natural resource.

New Sectors and Initiatives

ADB invested in new areas in 2012. Initiatives included a $100 million investment in the regional Climate Public–Private Partnership Fund, which combines private sector investment expertise with funding from development finance institutions to provide equity, debt, and grant facilities for environment and climate-related projects in DMCs. An innovative $35 million slum rehabilitation project in Pune, India, will rehabilitate a slum area and develop residential and commercial space to provide better housing for slum inhabitants, and provide additional housing and retail facilities on a commercial basis for other residents of the city. To promote agribusiness in Bangladesh, a leading food group received a $25 million loan to build three new production facilities and expand its operations. The project will help improve nutrition through the supply of flour fortified with vitamins and minerals, and create significant employment opportunities for farmers and retailers. In Pakistan, efforts are under way to develop ADB's first private sector project in education that will use information and communication technology to deliver education and training to remote areas. A notable initiative is inclusion of Development Effectiveness indicators in legal agreements between private sponsors and ADB.

Nonsovereign Operations – Public

Three NSO – public projects were developed by ADB's public and private sector staff—the Partial Credit Guarantee Facility for Credit Enhancement of Project Bonds in India, the Microfinance Wholesale Lending Facility in the PRC, and the Tianjin Cold Chain Logistics Facility in the PRC.

As commercial banks in India approach their allowed sector exposure limits for infrastructure, the country faces a paucity

of infrastructure finance. The $128 million credit enhancement facility, developed jointly by ADB with India Infrastructure Finance Company and domestic finance companies, is designed to provide credit enhancement to infrastructure bond issuers, to raise their ratings to AA and above. This would allow investments from pension funds and insurance firms, which are under statutory obligation to invest only in assets rated AA or above.

The Microfinance Wholesale Lending Facility in the PRC, approved in March, will offer CNY130 million ($20 million) to participating partner banks to develop the wholesale lending market for microcredit companies. The facility will promote access to credit for households and micro and small enterprises, particularly in rural areas.

ADB also approved a loan of up to CNY150 million ($24 million) for the Tianjin Cold Chain Logistics Facility Development Project, its first participation in the logistics sector in the PRC. The project is located in the Tianjin Port Container Logistics Center, and will feature a large-capacity cold storage food facility combined with a customs inspection service facility. The facility is expected to be used as a model for best practices in international common warehouse and logistics management, and trading systems.

Providing Access to Trade Finance

Trade finance is essential to ensure the continuity of cross-border trade and maintain the momentum of economic growth. In 2012, ADB lifted the sunset clause of its TFP, granting smaller firms access to trade finance by providing guarantees and loans to banks in support of trade in the most challenging markets.

In 2012, the TFP supported $4 billion of trade, up from $3.5 billion in 2011. From the total 2012 TFP figure of $4 billion, ADB supported $1.6 billion on a stand-alone basis (for ADB's account) and $2.3 billion via cofinancing with partner commercial banks and risk distribution partners (insurance companies, export credit agencies, and development entities). A total of 2,032 transactions were supported by the TFP in 2012, of which 1,366 supported intra-regional trade and 296 supported trade between DMCs. The number of SMEs supported by the TFP in 2012 was 1,577, up from 668 in 2011. The TFP covered 18 countries in 2012, compared to 16 in 2011, and its most active markets in 2012 were Bangladesh, Mongolia, Pakistan, Sri Lanka, Uzbekistan, and Viet Nam. Over 90% of the TFP's 2012 transactions were in Asian Development Fund countries.

Sharing Knowledge and Experience

ADB documents and shares with its public and private sector clients solutions to development issues based on its research and experience. For instance, a comprehensive study on the regulatory, operating, and market environment for microfinance in five Asian countries has been completed by the Private Sector Operations Department and will guide future investments in this industry.

Moreover, the performance of state-owned enterprises throughout the Pacific has been tracked through the *Finding Balance* publications, the third of which was published in 2012. This is the first publication to measure the economic impact of state-owned enterprises on the economies of the Pacific, identify the drivers of poor performance, and set out recommendations for reform.

To expand knowledge about nontraditional financing modalities, in March, ADB organized a workshop for senior government officials in Kathmandu, Nepal, on Managing Credit Enhancement Products. ADB staff also led discussions on private sector operations and commercial cofinancing products during two workshops organized by the Asian EXIM Banks Forum, inviting private sector experts to speak about their experience with ADB and commercial cofinancing. In April, staff organized a regional Asia Finance and Risk Mitigation Forum in Manila, Philippines, for a wide range of public and private sector clients.



The third annual report on the development effectiveness of ADB's private sector operations reviews how it has contributed to promoting ADB's development effectiveness agenda. Released in June 2012, Development Effectiveness Report 2011: Private Sector Operations *features the direct and indirect impact of private sector assistance in Asia and the Pacific. Data are consistent with ADB's corporate results framework. Download at adb.org/publications*

DELIVERING AN EFFECTIVE ORGANIZATION

In 2012, ADB reviewed and adjusted its policies, procedures, and structure to ensure that it used resources efficiently and delivered results. To meet new challenges, ADB continues to transform itself to become a more relevant, responsive, and effective contributor to inclusive and sustainable growth and poverty reduction.

ADB pioneered the use of a corporate results framework in 2008 to measure the effectiveness and efficiency of its operations. A review of the Results Framework began in January 2012 to ensure its continued relevance as a corporate performance management tool. In addition, to ensure it stays responsive to the evolving needs of clients, ADB completed the review of its Accountability Mechanism and introduced the piloting of new lending instruments, introduced a Disaster Response Facility, and initiated development of a Results-Based Lending for Programs policy.

In line with the findings of the 2011 Development Effectiveness Report, ADB's reform efforts focused on improving the implementation and outcomes of projects. In 2012, stricter quality-at-entry filters were introduced, more rigorous review of social and environmental safeguards was implemented, and assessment of implementing agencies' capacity was improved. To strengthen supervision of projects and portfolios, operational departments increased the frequency of review missions, monitored portfolio quality more closely, and conducted quarterly tripartite portfolio review meetings with developing member countries (DMCs).

ADB also mainstreamed the use of country and sector results frameworks in managing country programs through regular staff training and quality assurance support. Automation initiatives, staff delegation, and enhanced due diligence and capacity development also helped to improve the way in which projects were implemented.

For the past 2 years, ADB has been named one of the most admired knowledge enterprises in Asia, and has taken steps to strengthen its capabilities for designing and implementing a knowledge-based operation. In 2012, a new Knowledge Sharing and Services Center was established to support knowledge sharing, learning, and related support services across ADB and in DMCs.

To make the most of its resources, ADB continued to improve the way in which human resources are managed and to streamline business processes to reduce duplication and further clarify responsibilities. A new vice-president for administration and corporate management was appointed to improve management of both finance and administration. In addition, a 3-year workforce plan was completed to address the resource and skills gap. Compared with 2009, staffing in priority sectors and themes has increased by about 39%.

Policy and Strategy Overview—Achievements in 2012

Review of ADB Results Framework

The corporate results framework was adopted in 2008 to monitor progress toward the goals of ADB's long-term strategic framework, Strategy 2020. In January 2012, a review of the framework was initiated to ensure it continues to be a relevant corporate performance management tool. The review assessed the framework's achievements and challenges associated with its use, examined good practices, and consulted stakeholders on areas in which it can be strengthened. It proposed several improvements, including incorporation of inclusive economic growth indicators; more focus on project outcomes, sustainability, and implementation; and improved measurement of nonsovereign operations, budget efficiency and adequacy, and decentralization.

Review of the Accountability Mechanism Policy

The revised Accountability Mechanism became effective in 2012. The mechanism provides an independent forum for people affected by ADB-assisted projects to voice their problems, seek solutions, and report alleged violations by ADB of its operational policies and procedures. The review confirmed that the mechanism was sound, but made recommendations to make it more participatory, credible, and effective. Reforms included direct access to complainants for compliance review, with a single entry point for all complaints.


ADBInstitute

The Global Go To Think Tanks Report, published by the University of Pennsylvania, rated the Asian Development Bank Institute (ADBI) as the 10th best government-affiliated think tank in the world. The report ranked ADBI above other research institutes with greater financial and staff resources. ADBI's work covers applied research, policy seminars designed to disseminate thinking about best practices in development, and a range of capacity-building and training initiatives. Read more at adb.org/news



Annual Meeting Advances Asia's Development Agenda

ADB's meeting in Manila, Philippines, in May gathered a record number of 5,000 delegates including finance ministers and other key policy makers, business leaders, academics, civil society representatives, and media. Key issues at the meeting included what Asia must do to adapt to the global economic downturn, build resilience in urban centers, promote green growth, ensure food security, and grow trade between Asia and Latin America. The theme of "Inclusive Growth through Better Governance and Partnerships" provided a platform to discuss one of the region's most pressing issues: how to bring the benefits of Asia's rapid growth to all.

Piloting a Disaster Response Facility

In November, the Board approved the Disaster Response Facility under the Asian Development Fund (ADF) on a pilot basis. Supporting disaster responses of DMCs is integral to the poverty reduction missions of ADB and other multilateral development banks. Disaster responses are constrained by the difficulty that ADF countries—especially the most vulnerable and poorest DMCs—face in accessing sufficient resources. The pilot facility is a step toward a more flexible, predictable, and systematic approach to responding to natural disasters.

Piloting Results-Based Lending for Programs

ADB initiated development of a policy for piloting results-based lending for programs to support government-owned sector programs, linking disbursements directly with the achievement of results. The objectives of this modality are to increase accountability and incentives to deliver results, improve the efficiency of government-owned sector programs, promote institutional development, support development coordination, and enhance development effectiveness. The policy will be discussed by the Board in 2013.

Safeguards

ADB's Safeguard Policy Statement became effective in January 2010. To ensure sound policy implementation, 40 staff positions have been added for safeguard work, more than 800 staff have been trained, and technical assistance projects totaling $15 million are being implemented to help DMCs strengthen country safeguard systems. A joint ADB/Australian Agency for International Development/Japan International Cooperation Agency/World Bank Community of Practice was established in 2012 to provide capacity development support to DMCs, which will include the establishment of centers of excellence.

All projects were screened and reviewed for potential impacts related to the environment, involuntary resettlement, and Indigenous Peoples, and ADB assisted borrowers to adopt mitigation measures to address such impacts. Of the 114 projects approved in 2012, 76 (67%) were deemed to have potential environmental impacts, 58 (51%) to have potential involuntary resettlement impacts, and 12 (11%) to have potential impacts on Indigenous Peoples.

Ensuring ADB Makes a Difference

Managing for Development Results

ADB's 2011 Development Effectiveness Review was presented to the Board of Governors and other stakeholders during the 45th Annual Meeting in Manila. The report evaluated ADB's progress against the Strategy 2020 results framework, and highlighted performance trends and steps that Management must take to improve development effectiveness. Implementation of these actions was reflected in the Work Program and Budget Framework 2013–2015.

To improve communication about results with its stakeholders, ADB developed new pages on its website that will provide easier access to data at the corporate, country, and project levels from January 2013. Guidelines for preparing country development effectiveness briefs were also refined to reflect contributions to country outcomes more clearly. Country





Fighting Fraud and Corruption in ADB Projects

ADB recognizes that staff and stakeholders form the front line in its fight against corruption. Staff are obligated to uphold the highest professional and ethical standards. ADB's Office of Anticorruption and Integrity organizes regular knowledge support activities to improve integrity detection and prevention skills within ADB and in its developing member countries. Activities in 2012 included a week-long program of events to celebrate International Anticorruption Day, which attracted over 500 participants and featured a campaign of management and staff supporting "iACT: I fight corruption!"—ADB's anticorruption slogan.

development effectiveness briefs were prepared for Indonesia, the Federated States of Micronesia, the Philippines, Solomon Islands, and Sri Lanka.

Results-based work plans aligned with Strategy 2020 goals were implemented at all levels of the organization. ADB consolidated country, sector, and project results management through exchanges of good practices and skills training. As part of its continuing efforts to mainstream results orientation in member countries, it deepened its support for the Asia-Pacific Community of Practice on Managing for Development Results' country programs in Cambodia, Malaysia, and Mongolia. A framework and a rapid assessment guide for results-based public sector management were developed.

Promoting Effective Implementation

In 2012, automation initiatives, staff delegation, enhanced due diligence, and capacity development provided impetus for effective project implementation. The automation initiatives resulted in significant efficiency gains in procurement. For example, the recruitment time for consultants was reduced from an average of 160 days before the implementation of the Consultant Management System to 60 days. The posting of procurement specialists to resident missions and more frequent assessments of procurement implementation contributed to a 20% drop in noncompliance of bids and accelerated project processing. The Procurement Accreditation Skills Scheme (PASS) was rolled out. Over 500 regional department staff were nominated, of whom 288 successfully completed three mandatory PASS e-learning modules. A comprehensive review of the project administration instructions was initiated to streamline procurement-related business processes.

ADB also supported capacity building of its staff, government officials, and consultants through outreach initiatives to encourage business opportunities, procurement and project implementation clinics, and project design and performance management courses. In addition to providing regular reports to Management and the Board on the status of its portfolio, ADB prepared the 2011 Portfolio Performance Report, providing a deep analysis of portfolio issues.

Progress on Aid Effectiveness Agenda

The Global Partnership on Effective Development Cooperation, launched during the Fourth High Level Forum on Aid Effectiveness in December 2011, established a foundation for effective cooperation in international development. Global governance and monitoring frameworks related to the Global Partnership were developed in 2012, with ADB playing a proactive role in their development.

ADB remains committed to effective development cooperation and has embedded many principles into its core business and operations. Examples are provided throughout this report and include an improved results focus at all levels (through measures that include refining of its Corporate Results Framework) and enhanced transparency and accountability (through measures that include compliance with the common standard for electronic publication of aid data of the International Aid Transparency Initiative and launch of the ADB section in AidFlows, and the 2011 Public Communications Policy).

Ensuring Accountability and Compliance

Changes to the Accountability Mechanism—the independent forum for complaints—were approved in February and made effective in

May. The changes clearly define the functions of problem solving under the Office of the Special Project Facilitator (OSPF) and compliance review done by the Compliance Review Panel in addition to ADB's Board oversight function on compliance review. To introduce the 2012 Accountability Mechanism Policy, OSPF and the Office of Compliance Review Panel (OCRP) conducted outreach missions in Mongolia, Australia, Canada, and the United States. Staff were briefed on the changes.

Using a partnership approach, OSPF facilitated action that led to satisfactory solutions and closure of two complaints in 2012 in Kazakhstan and Pakistan. Project complaints were also resolved in Cambodia. Lessons from the 2012 complaints indicate that working on problem solving with all stakeholders leads to tangible, sustainable, and beneficial results. Outreach missions have fostered better engagement with stakeholders concerning the new policy and procedures.

OCRP received two eligible requests for compliance review in Cambodia and Indonesia, and both investigations are under way. During the year, two reviews were completed in the Kyrgyz Republic and the Philippines.

Independent Evaluation for Development Effectiveness

ADB's Independent Evaluation Department (IED) continued to strengthen ADB's development effectiveness. In 2012, the department devoted more effort to corporate, thematic, country, and sector evaluations to complement project-level evaluations; emphasized relevance and strategic positioning in project- and country-level evaluations; implemented stronger quality-control mechanisms; engaged in more in-depth consultations with operations and knowledge departments to strengthen its learning function and operational relevance; produced more reader-friendly evaluation reports; and ensured effective dissemination of evaluation findings. Key reports produced included special evaluation studies on social protection, microfinance, natural disasters, knowledge product and services, multitranche financing facilities; country assistance program evaluations for Afghanistan and the Kyrgyz Republic; and an impact study on community groundwater irrigation project in Nepal.

To build stronger links, IED met more often with the full Board to discuss select reports, including the 2012 Annual Evaluation Review. The Annual Evaluation Review highlighted the importance of intersectoral linkages to achieve greater development impacts, and the crucial role that noncore operational areas can play in this respect. IED also kept the Board informed on ongoing and completed evaluations through evaluation alerts on a monthly basis; held informal seminars to discuss how to further strengthen the effectiveness of evaluation in terms of potential value, focus, and quality; and participated more frequently in various Board meetings and discussions.

Transparency and Disclosure

ADB's new Public Communications Policy (PCP) became effective on 2 April 2012. The revised PCP expands and speeds up access to information, through measures that include the disclosure of audited project financial statements, earlier disclosure of Board documents (reports and recommendations of the President [RRPs] and country partnership strategies [CPSs]), and through more public communications with stakeholders. The revised policy also incorporated a second-tier Independent Appeals Panel (IAP) for denied information requests. The three external members of the IAP were appointed in June.

ADB conducted organization-wide briefings on the PCP 2011 in the first and second quarters of 2012. Extensive outreach sessions were also carried out for external stakeholders in 13 countries, attracting more than 500 participants. ADB will continue to build staff and external stakeholders' support and capacity to deliver improved transparency and disclosure compliance.

Under the revised policy, ADB's website continues to be the primary vehicle to disclose information proactively about its work and opinions with stakeholders and the public. In 2012, ADB posted over 4,200 documents and reports on the site. There were more than 2.43 million visitors to ADB.org during the year. The translation of documents into various languages increased by 12% compared to the previous year. For example, the PCP 2011 was translated into 14 languages and the translations were made publicly available.

The third global perceptions survey for opinion leaders and ADB clients across 31 member countries commenced in 2012. The purpose of the survey is to assess perceptions about development issues in Asia and the Pacific and the role ADB plays within this context. It is critical that ADB objectively considers its environment and the way its clients, partners, and stakeholders perceive it so that it can operate as effectively as possible. The survey, conducted every 3 years, is one of the monitoring mechanisms of the PCP. Results are expected in the second quarter of 2013.

Strengthening Learning

Knowledge

The Knowledge Management Framework, formulated in 2004, pursues two mutually supportive outcomes: increased assimilation of and dissemination by ADB of relevant, high-quality knowledge to DMCs and other stakeholders; and enhanced learning within ADB. To assess progress, annual surveys to gauge staff perceptions against eight most admired knowledge enterprises (MAKE) performance measures have been conducted. From 2007, the results have been integrated in the annual Development Effectiveness Review.

ADB was declared an Asian MAKE winner in 2011 and 2012. The first award cited its collaborative enterprise-wide knowledge sharing, while the second recognized its work to devise knowledge-based products, services, and solutions. In 2012, a Knowledge Sharing and Services Center was established to link generators and users of knowledge, both within ADB and in its DMCs.

The Special Evaluation Study (SES) on Knowledge Products and Services provided insights into how ADB can become a more effective knowledge institution by adopting a stronger strategic direction, with more effective prioritization, clarity, coordination, quality assurance, accountability, and stakeholder buy-in.

Learning and Development

Since 2011, ADB's staff development policies and programs have been designed to equip staff with the knowledge, competencies, and

skills they need to do their jobs as effectively as possible, thereby improving development outcomes. Managerial and leadership development support has also been strengthened.

Aligned with the priority areas of Strategy 2020 and using the ADB Results Framework indicators and results of special evaluation studies, training programs delivered in the past 2 years have revolved around ADB's project cycle. Courses on project design and management, financial management and analysis of projects, procurement, mission leadership, integrity and due diligence were delivered in 2012.

One such example is the introduction of the Procurement Accreditation Skills Scheme, which aims to reduce overall levels of procurement-related risks to ADB, its borrowers, and stakeholders. The Communities of Practice also continue to be partners in expanding the sector and thematic expertise of staff through seminars, workshops, and external networks. DMC counterparts and development partners participated in several sector and thematic knowledge-sharing sessions and forums. A notable improvement is the high rate of participation of field office staff in in-house training programs. The use of eLearn and the implementation of the information technology (IT) hub training have helped make learning programs more accessible to staff, while IT training ensured that development of IT skills is aligned with the evolving business requirements.

The impact on training and development approaches is being monitored primarily through the Results Framework indicators. The results of the Staff Engagement Survey to gauge the relevance and effectiveness of development programs, and the 2012 survey results for the training category, have improved significantly from 2010. This suggests that staff believe that training and learning support have helped them be more effective in their jobs.

In 2012, the Asian Development Bank Institute in Tokyo prepared a results framework for its three main areas of activity—research, capacity building and training, and knowledge dissemination—the first such initiative among multilateral development banks.

Making the Most of ADB Resources

Improving Human Resources

An increase in staff in 2010–2012 has significantly strengthened ADB's in-house skills in core operational areas and increased its people's capacity to implement Strategy 2020. Compared with 2009, staffing in priority sectors and themes has increased by about 39%.

The capacity of the operations departments and resident missions, in particular, has been strengthened, especially in project administration and portfolio management, safeguards implementation and compliance, and gender and social development. The skills mix has improved and new skills have been acquired through recruitments to meet the evolving business focus. Three priority areas have gained the largest resource increases: resident mission strengthening, portfolio management and project administration, as well as private sector development and private sector operations.

Ninety-three percent of staff participated in ADB's biennial Staff Engagement Survey in May. Departments have since assessed their results and developed action plans that will be implemented during 2013. These plans target priority areas of performance management, career development, rewards and recognition, and work–life balance. Monitoring of their implementation will be managed via biannual departmental status updates in 2013.

An extension of ADB's gender action program (GAP III) has contributed to a more supportive and enabling work environment and culture. The representation of women among international staff has increased to 34.2% with progress made at senior levels, including field offices. The increasing numbers of women in decision making enables ADB to leverage a wider range of knowledge, experiences, and perspectives. Our teams are more representative of, and responsive to, our client and stakeholder bases.

The Board approved new salary structures to commence on 1 January 2013, and a 3.2%, 5.0%, and 6.3% weighted average salary increase for international staff, national staff and administrative staff (NSAS) in headquarters, and NSAS in field offices, respectively. Management approved changes to benefits policies to unify them where feasible, align benefits with those in similar organizations, and simplify administration. Benefits changes fully implemented in 2012 included the new Rental Allowance Scheme and changes to the dependency allowance for NSAS working at headquarters.

ADB's Office of the Ombudsperson (OOMP) started operations in January 2012. OOMP supplements and complements ADB's formal dispute mechanism channels by providing staff with confidential, impartial, informal, and independent assistance for the resolution of workplace conflicts and issues. A total of 1,277 staff members attended OOMP's outreach in 2012; 137 cases were opened and almost all issues were resolved informally. In OOMP's satisfaction survey, about 90% of the respondents (61% response rate) were satisfied with OOMP's services.

Internal Administrative Expenses

In 2012, ADB completes the 3-year transformation exercise (2010–2012), which largely addressed resources gaps, especially staffing constraints. Actual net internal administrative expenses (IAE) for 2012, including those for IED, totaled



A ceremony in May at ADB headquarters marked the start of the 2-year construction of the third atrium, an expansion that reflects ADB's expanding operations and will provide an additional 31,000-square-meter office and facilities space. The new building's design incorporates the latest in energy-efficient technologies and advanced international standards in efficient building operation and maintenance.

$531.3 million, representing a utilization rate of 97.5% against the original budget of $544.8 million. The budget carryover of $10.8 million, which is about 2.0% of net IAE, brought the net IAE after carryover to $542.1 million. Savings against the original budget mainly resulted from underspending in staff consultants and business travel expenses.

The net IAE budget for 2013 is $576.6 million. The increase of $31.9 million or 5.9% over the 2012 budget reflects a price increase of 4.2% and a volume growth of 1.7%. The 2013 budget also includes an annual capital budget of $7.4 million to fund cyclical capital expenditures, similar to the 2012 capital budget of $7.5 million.

Organizational and Business Review

ADB continued to strengthen its organizational effectiveness and efficiencies by streamlining business processes and through internal realignments at no or minimal cost. Finance and administration, which support ADB operations and knowledge works, was strengthened through the appointment of a new vice-president responsible for administration and corporate management and the redesignation of the vice-president for finance and risk management. Examples include the creation of the Knowledge Sharing and Services Center to promote knowledge sharing and services internally and externally, and the establishment of the Financial Management Unit to enhance financial management oversight throughout the project cycle.

In 2012, ADB also continued to focus on further improving its lending instruments to respond to DMC needs, and to improve internal efficiency by simplifying procedures and making greater use of technology. Procedures on quality assurance mechanisms for sovereign loan delivery and CPS preparation were revised and further simplified. ADB's business processes for CPS preparation and project processing are now fully automated with e-Operations.

Strengthening Risk Management

ADB's comprehensive risk management framework is designed to develop a risk-aware culture and implement business processes that allow departments and offices to monitor, mitigate, and manage a variety of risks. In line with increased financing for private sector development, ADB has strengthened its ability to manage the risks associated with private sector lending. In 2012, a treasury risk management technology platform was implemented to improve the frequency, coverage, and functionality of investment and counterparty risk reporting. ADB also made substantial progress toward implementing a comprehensive credit risk management technology platform and an operational risk management framework across departmental lines.

Audit

ADB's Office of the Auditor General completed 26 audits in 2012 covering sovereign, nonsovereign, risk management, treasury operations, finance and administration, and information systems and technology activities. It conducted diagnostic reviews on eight field offices, provided advisory support to address audit requirements of donors and cofinanciers, provided inputs to operational and strategic policy documents, and completed advisory reports on several internal processes. The realignment program improved the impact, efficiency, and effectiveness of the internal audit process.

Integrity and Anticorruption Activities

Working closely with other departments, the Office of Anticorruption and Integrity strengthened measures to help prevent integrity violations in ADB operations. In addition, it addressed potential money-laundering and terrorism-financing risks in nonsovereign and financial intermediation projects. Collaboration with operations departments helped to improve project supervision and outcomes, while the introduction of spot reviews provided for prompt feedback and modifications.

Staff are at the front line of the fight against fraud and corruption. An ongoing priority is to improve staff and stakeholders' awareness of the Anticorruption Policy and develop their skills in identifying and preventing integrity violations through anticorruption training and workshops in DMCs. A successful outcome is measured not by sanctions, but by the extent to which the findings of an investigation can be incorporated into operational and procedural processes to reduce the risk of corruption in future projects.

Administrative Services

Expansion of the ADB headquarters building with the construction of a third atrium began in June. When completed in 2014, it will provide an additional 31,000-square-meter office and facilities space. The building is being constructed to meet advanced international standards in environmentally efficient design, and efficient building operation and maintenance.

ADB continued its green initiatives and resource conservation programs to run an environment-friendly headquarters building and reduce its carbon footprint. It also adopted a green procurement policy for goods and services for administrative operations. Over the last 9 years, cumulative savings in resource conservation have been almost $800,000. In 2012, a 571-kilowatt peak photovoltaic solar power generation plant was installed on the headquarters' roof. The plant supplies 613,000 kilowatt-hours, or 3.5%, of the headquarters' annual energy needs.

Information Technology

In 2012, ADB's IT office was transferred to the Knowledge Management and Sustainable Development vice presidency to foster closer integration of information sharing and collaboration solutions, and enhance platforms for communities of practice and centers of excellence.

Infrastructure upgrade projects enabled delivery of IT solutions and helped to meet the demand for services. Continuing collaboration with a variety of departments on large IT-enabled projects resulted in the delivery of a treasury risk management solution. Continuing collaboration with various departments on large IT-enabled projects achieved progress in asset and liability management and service management projects. Overall, external auditors found IT-related controls to be satisfactory under the Internal Control for Financial Reporting review.


ADB
ANNUAL REPORT 2012
ASIAN DEVELOPMENT BANK

ACKNOWLEDGMENTS

Board of Directors Working Group on the Annual Report 2012 Andrew Collins (Chair),* Hideo Fukushima, Maureen Grewe,** René Legrand, Siraj S. Shamsuddin, Guoqi Wu • **Publisher** Ann Quon • **Managing Editor** Andrew Perrin • **Production Managers** Wickie H. Mercado, Miguel Paulino • **Editorial** Bruce Heilbuth, Sandra Lodoen, Ma. Theresa Arago, Tuesday Soriano, Anima Slangen • **Design** Anthony Victoria, Edith Creus, Fred de Jesus, Jenina Alli • **Cover and Design Concept** Real Design Associates • **Information Graphics** Businesswriters & Design • **Photo Credit** ADB, unless credited otherwise.

* Richard Sisson replaced Andrew Collins on 13 February 2013.
** Maureen Grewe was appointed Chair on 12 January 2013, replacing Andrew Collins in that capacity.

In this publication, "$" refers to US dollars.

ISSN 306-8370
Publication Stock No. FLS124974

Printed in the Philippines

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
www.adb.org



The *Annual Report 2012* is printed using vegetable oil-based inks on recycled paper.

USB CONTENTS


ADB
ANNUAL REPORT 2012
ASIAN DEVELOPMENT BANK